Exhibit 99.1

U.S.$2,000,000,000

EKSPORTFINANS ASA

Medium-Term Notes Due
From Nine Months to Thirty Years From Date of Issue

DISTRIBUTION AGREEMENT

June 2, 2004

To the Agents listed on Annex C hereto

Ladies and Gentlemen,

          Eksportfinans ASA, a Norwegian corporation (the Company), confirms its agreement with each of you (individually, an Agent, and collectively, the Agents, each including any Agent acceding to this agreement by way of an Accession Letter, as defined below) with respect to the issue and sale from time to time by the Company of its Medium-Term Notes (the Notes). The Notes are to be issued pursuant to an Indenture, dated as of February 20, 2004 (the Indenture, such term to include any supplement or amendment thereto), between the Company and The Bank of New York, as trustee (the Trustee). As of the date hereof, the Company has authorized the issuance of up to U.S.$2,000,000,000 aggregate principal amount of Notes through the Agents pursuant to the terms of this Agreement. It is understood, however, that the Company may from time to time authorize the issuance of additional Notes and that such Notes may be distributed through the Agents pursuant to the terms of this Agreement, all as though the issuance of such Notes were authorized as of the date hereof.

          Subject to the terms and conditions stated herein and subject to the reservation by the Company to sell the Notes directly on its own behalf, the Company hereby (i) appoints each Agent as an agent of the Company and appoints the Agents collectively as the agents of the Company for the purpose of soliciting purchases of the Notes from the Company by others and (ii) agrees that whenever the Company determines to sell Notes directly to any Agent as principal for resale to others, it will enter into a Terms Agreement relating to such sale in accordance with the provisions of Section 2(b) hereof. Each Agent will make reasonable efforts to solicit purchasers and to assist the Company in obtaining performance by each purchaser whose offer to purchase Notes from the Company has been solicited by such Agent as agent and accepted by the Company, but no Agent shall have any liability to the Company in the event any such purchase is not consummated for any reason.

          The Company has filed with the Securities and Exchange Commission (the Commission) a registration statement on Form F-3 (No. 333-112973) relating to the Notes and the offering thereof from time to time in accordance with Rule 415 under the U.S. Securities Act of 1933, as amended (the 1933 Act). Such registration statement has been declared effective by the Commission and the Indenture has been qualified under the Trust Indenture Act of 1939, as amended (the 1939 Act). Such registration statement (including all exhibits thereto but excluding the Statement of Eligibility and Qualification under the 1939 Act (Form T-1) of the Trustee under the Indenture and including any further registration statements which may be filed by the Company for the purpose of registering additional Notes and in connection with which this Agreement is included or incorporated by reference as an exhibit) and the prospectus filed pursuant to Rule 424 under the 1933 Act, including all documents incorporated therein by reference, as from time to time amended or supplemented by the filing of documents pursuant to the U.S. Securities Exchange Act of 1934, as amended (the 1934 Act), the 1933 Act or otherwise, are hereinafter referred to as the Registration Statement and the Prospectus, respectively, except that if any

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revised or supplemental prospectus shall be provided to any Agent by the Company for the use in connection with the offering of the Notes that differs from the Prospectus on file at the Commission at the time the Registration Statement becomes effective (whether or not such revised prospectus is required to be filed by the Company pursuant to Rule 424(b) under the 1933 Act), the term “Prospectus” shall refer to such revised or supplemented prospectus from and after the time it is first provided to such Agent for such use.

          SECTION 1. Representations and Warranties.

          (a) The Company represents and warrants to each Agent as of the date hereof (such term to mean, with respect to any additional Agent acceding to this agreement, the date of such accession), as of the date of each acceptance by the Company of an offer for the purchase of Notes whether through an Agent as agent or to an Agent as principal, as of the date of each sale of Notes whether through an Agent as agent or to an Agent as principal (each such date of sale to an Agent as principal being referred to herein as a Settlement Date), and as of the times referred to in Sections 6(a) and 6(b) hereof (in each case referred to herein as a Representation Date), as follows:

     (i) Due Organization and Qualification. The Company has been duly organized and is validly existing in good standing under the laws of Norway with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectus.

     (ii) Capitalization. The Company has an authorized capitalization as set forth in the Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable.

     (iii) Registration Statement and Prospectus. At the time the Registration Statement became effective, the Registration Statement conformed, and as of the applicable Representation Date does conform, in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder (the 1933 Act Regulations) and the 1939 Act. The Registration Statement, at the time it became effective did not, and as of the applicable Representation Date does not, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus, at the time the Registration Statement became effective (unless the term “Prospectus” refers to a prospectus which has been provided to an Agent by the Company for use in connection with the offering of the Notes which differs from the Prospectus on file at the Commission at the time the Registration Statement became effective, in which case at the time it is first provided to an Agent for such use), did not, and as of the applicable Representation Date does not, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or Prospectus made in reliance upon and in conformity with information furnished to the Company in writing by any Agent expressly for use in the Registration Statement or Prospectus or to that part of the Registration Statement which constitutes the Form T-1; no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission have been complied with.

     (iv) Incorporated Documents. The documents incorporated by reference in the Prospectus, at the time they became effective or were filed with or furnished to the Commission,

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as the case may be, conformed in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and the 1934 Act and the rules and regulations thereunder (the 1934 Act Regulations), and, when read together and with the other information in the Prospectus, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading; and any further documents so filed and incorporated by reference in the Prospectus, when such documents become effective or are filed with or furnished to the Commission, as the case may be, will conform, to the best of the Company’s ability, in all material respects to the requirements of the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations, as applicable, and, to the best of the Company’s ability, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     (v) Material Changes or Material Transactions. Since the respective dates as of which information is given in the Registration Statement and the Prospectus, and except as otherwise stated therein or contemplated thereby, (a) there has been no material adverse change in the condition, financial or otherwise, of the Company or in the affairs or business of the Company, whether or not arising in the ordinary course of business; (b) there have been no material transactions entered into by the Company other than those in the ordinary course of business; and (c) to the Company’s knowledge, there has not been any political, economic or other change or development in Norway which has materially and adversely affected the Company.

     (vi) No Defaults, etc.; Regulatory Approvals. The issue and sale of the Notes, the compliance by the Company with all of the provisions of the Notes, the Indenture, this Agreement, and each applicable Terms Agreement, if any, and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company may be bound or to which any of the property or assets of the Company is subject, nor will such action result in any violation of the provisions of the Articles of Association of the Company or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its properties; and no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for solicitation of offers to purchase Notes and the issue and sale of the Notes or the consummation by the Company of the other transactions contemplated by this Agreement, any Terms Agreement or the Indenture, except such as have been obtained under the laws and regulations of Norway and under the 1933 Act, the 1939 Act, the 1933 Act Regulations or state securities or Blue Sky laws.

     (vii) Legal Proceedings. Except as may be set forth in the Prospectus, there are no legal or governmental proceedings pending to which the Company is a party or of which any property of the Company is subject which, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the financial position, stockholders’ equity or results of operations of the Company; and, to the Company’s knowledge, no such proceedings are threatened by governmental authorities or threatened by others.

     (viii) Accountants. The accountants who certified the financial statements included or incorporated by reference in the Prospectus are independent public accountants as required by the 1933 Act and the 1934 Act Regulations.

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     (ix) Financial Statements. The financial statements of the Company included or incorporated by reference in the Prospectus present fairly in all material respects the financial position of the Company as at the dates indicated and the results of their operations for the periods specified.

     (x) Authorization and Validity of the Notes. The Notes have been duly authorized and, when issued, authenticated and delivered pursuant to the provisions of this Agreement and the Indenture against payment of the consideration therefor specified herein or in any Terms Agreement, the Notes will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture, which will be substantially in the form heretofore delivered to the Agents; the Indenture has been duly authorized and qualified under the 1939 Act and will constitute a valid and legally binding instrument, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Notes and the Indenture conform in all material respects to all statements relating thereto contained in the Registration Statement.

     (xi) Authorization and Validity of this Agreement. This Agreement has been duly authorized, executed and delivered and constitutes a valid and binding agreement of the Company.

     (xii) Investment Company. The Company is not, and after giving effect to the offering and sale of the Notes, will not be an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended (the 1940 Act).

     (xiii) OFAC. The Company will not, after reasonable enquiry, knowingly lend, contribute or otherwise make the proceeds due to the Company from the sale of the Notes available, directly or indirectly, to a government, person or entity in a country, or any other individual, entity or activity, that, at the time, is subject to sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

          (b) Additional Certifications. Any certificate signed by any officer of the Company and delivered to any Agent in connection with an offering of Notes shall be deemed a representation and warranty by the Company to such Agent as to the matters covered thereby.

          (c) Representations of Agents. Each Agent represents and warrants to the Company at the date hereof and at each Settlement Date the representations given in Annex D.

          SECTION 2. Solicitations as Agent; Purchases as Principal.

          (a) Solicitations as Agent. On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, each of the Agents hereby severally and not jointly agrees, as agent of the Company, to use its reasonable efforts to solicit offers to purchase the Notes upon the terms and conditions set forth in the Prospectus.

          The Company reserves the right, in its sole discretion, to suspend solicitation of purchases of the Notes commencing at any time for any period of time or permanently for any reason whatsoever. Upon receipt of instructions from the Company, each Agent will forthwith suspend solicitation of purchases from the Company until such time as the Company has advised such Agent that such solicitation may be resumed.

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          The Company agrees to pay each Agent a commission, in the form of a discount, equal to the percentage of the principal amount of each Note sold by the Company as a result of a solicitation made by such Agent as set forth in Annex A hereto, unless otherwise agreed.

          Each Agent is authorized to solicit orders for the Notes at a purchase price which shall be agreed upon by the Company and such Agent and set forth in a pricing supplement to the Prospectus and (except as may be otherwise provided in an applicable pricing supplement to the Prospectus) only in denominations of U.S.$5,000 (or approximate foreign currency equivalent) or any amount in excess thereof which is an integral multiple of U.S.$1,000 (or approximate foreign currency equivalent). Each Agent shall communicate to the Company, orally or in writing, each reasonable offer to purchase Notes received by such Agent as agent. The Company shall have the sole right to accept offers to purchase the Notes and may reject any such offer in whole or in part. Each Agent shall have the right to reject any offer to purchase the Notes received by such Agent, in whole or in part, and any such rejection shall not be deemed a breach of such Agent’s agreement contained herein.

          The appointment of the Agents hereunder is not exclusive and the Company may from time to time offer Notes for sale otherwise than to or through an Agent. The Company may engage additional Agents provided that (i) such agent is engaged on terms substantially similar to the applicable terms of this Agreement and (ii) the Agents are given notice of the accession of such additional Agent promptly. Each such Agent is acting in connection with the Notes individually and not collectively or jointly.

          (b) Purchases as Principal. Each sale of Notes to any Agent as principal shall be made in accordance with the terms of this Agreement and a separate agreement which will provide for the sale of such Notes to, and the purchase and reoffering thereof by, such Agent. Each such separate agreement (which shall be substantially in the form of Annex B hereto and which shall take the form of an exchange of signed facsimiles between such Agent and the Company, or which may be an oral agreement confirmed in writing by facsimile transmission between such Agent and the Company) is herein referred to as a Terms Agreement. In the event of a discrepancy between the oral agreement and written confirmation constituting a Terms Agreement, the terms of the written confirmation shall govern. Each Agent’s commitment to purchase Notes pursuant to any Terms Agreement (whether written or oral) shall be deemed to have been made on the basis of the representations and warranties of parties herein contained and shall be subject to the terms and conditions herein set forth.

          (c) Administrative Procedures. Administrative procedures respecting the sale of Notes shall be agreed upon from time to time by each of the Agents and the Company (the Procedures). Each of the Agents and the Company agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Procedures.

          (d) Delivery. The documents required to be delivered by Section 5 hereof shall be delivered at the office of Allen & Overy LLP (Allen & Overy), One New Change, London EC4M 9QQ on the date hereof.

          SECTION 3. Covenants. The Company covenants with each Agent as follows:

          (a) Notice of Certain Events. The Company will notify each Agent immediately (i) of the effectiveness of any amendment to the Registration Statement (including any post-effective amendment), (ii) of the delivery to the Commission for filing of any supplement to the Prospectus or any document to be filed pursuant to the 1934 Act which will be incorporated by reference in the Prospectus, (iii) of the receipt of any comments from the Commission with respect to the Registration Statement or the Prospectus, (iv) of any request by the Commission for any amendment to the Registration Statement

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or any amendment or supplement to the Prospectus or for additional information, (v) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, and (vi) the suspension of the qualification for sale of the Notes (or the loss of exemption therefor) pursuant to any Blue Sky laws. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

          (b) Notice of Certain Proposed Filings. Other than as set forth in Sections 3(e) and (f) below, the Company will give each Agent notice of its intention to file any additional registration statement with respect to the registration of additional Notes, any amendment to the Registration Statement (including any post-effective amendment) or any amendment or supplement to the Prospectus (including any revised or supplemental prospectus which the Company proposes for use by any Agent in connection with the offering of the Notes which differs from the prospectus on file at the Commission at the time the Registration Statement becomes effective, whether or not such revised or supplemented prospectus is required to be filed pursuant to Rule 424(b) of the 1933 Act Regulations), whether by the filing of documents pursuant to the 1934 Act, the 1933 Act or otherwise, and will furnish each of the Agents with copies of any such amendment or supplement or other documents proposed to be filed or used a reasonable time in advance of such filing or use.

          (c) Copies of Registration Statement, Prospectus. The Company will deliver to each Agent, if requested, one signed and as many conformed copies as each Agent may reasonably request from time to time of the Registration Statement (as originally filed) and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated by reference in the Prospectus). The Company will furnish to each Agent as many copies of the Prospectus (as amended or supplemented) as each Agent shall reasonably request so long as the Agents are required to deliver a Prospectus in connection with sales or solicitations of offers to purchase the Notes.

          (d) Prospectus Revisions — Material Changes. If, at any time when the Prospectus is required by the 1933 Act to be delivered in connection with sales of the Notes or any Agent holds any Notes as principal purchased pursuant to a Terms Agreement, any event shall occur or condition exist as a result of which it is necessary, in the reasonable opinion of such Agent’s counsel or counsel for the Company, to further amend or supplement the Prospectus in order that the Prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the reasonable opinion of either such counsel, at any such time to amend or supplement the Registration Statement or the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, immediate notice shall be given, and confirmed in writing, to each Agent to cease the solicitation of offers to purchase the Notes in each Agent’s capacity as agent and to cease sales of any Notes each Agent may then own as principal, and the Company will promptly prepare and file with the Commission such amendment or supplement, whether by filing documents pursuant to the 1934 Act, the 1933 Act or otherwise, as may be necessary to correct such untrue statement or omission or to make the Registration Statement comply with such requirements.

          (e) Prospectus Revisions — Periodic Financial Information. On or prior to the date on which there shall be released to the general public in English interim financial statement information related to the Company with respect to each of the first three quarters of any fiscal year or preliminary financial statement information with respect to any fiscal year, the Company shall furnish such information to each Agent and shall cause the Prospectus to be amended or supplemented to include or incorporate by reference such capsule financial information with respect thereto and corresponding information for the comparable period of the preceding fiscal year, as well as such other information and explanations as shall be necessary for an understanding thereof or as shall be required by the 1933 Act or

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the 1933 Act Regulations; provided, however, that if on the date of such release all Agents shall have suspended solicitation of purchases of the Notes in their capacity as agent pursuant to a request from the Company, and no Agent shall then hold any Notes as principal purchased pursuant to a Terms Agreement, the Company shall not be obligated so to amend or supplement the Prospectus until such time as the Company shall determine that solicitation of purchases of the Notes should be resumed or shall subsequently enter into a new Terms Agreement with any Agent.

          (f) Prospectus Revisions — Audited Financial Information. On or prior to the date on which there shall be released to the general public in English financial information included in or derived from the audited financial statements of the Company for the preceding fiscal year, the Company shall cause the Registration Statement and the Prospectus to be amended, whether by the filing of documents pursuant to the 1934 Act, the 1933 Act or otherwise, to include or incorporate by reference such audited financial statements and the report or reports, and consent or consents to such inclusion or incorporation by reference, of the independent accountants with respect thereto, as well as such other information and explanations as shall be necessary for an understanding of such financial statements or as shall be required by the 1933 Act or the 1933 Act Regulations; provided, however, that if on the date of such release both of the Agents shall have suspended solicitation of purchases of Notes in their capacity as agents pursuant to a request from the Company, and no Agent shall then hold any Notes as principal purchased pursuant to a Terms Agreement, the Company shall not be obligated so to amend or supplement the Prospectus until such time as the Company shall determine that solicitation of purchases of Notes should be resumed or shall subsequently enter into a new Terms Agreement with any Agent.

          (g) Section 11(a) Earnings Statements. The Company will make generally available to its security holders, as soon as practicable, earnings statements (in form complying with Section 11(a) of the 1933 Act and provisions of Rule 158 under the 1933 Act) by including such statements in its filings on Form 20-F (as contemplated by Rule 158) covering twelve month periods beginning, in each case, not later than the first day of the Company’s fiscal quarter next following the “effective date” (as defined in such Rule 158) of the Registration Statement with respect to each sale of Notes.

          (h) Copies of Financial Reports. The Company will furnish to each of the Agents, at the earliest time the Company makes the same available in English to the public generally, copies of its annual reports and other financial reports furnished or made available to the public generally.

          (i) Blue Sky Qualifications. The Company will endeavor, in cooperation with the Agents, to qualify the Notes for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as the Agents may reasonably designate, and will maintain such qualifications in effect for as long as may be required for the distribution of the Notes; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified. The Company will file such statements and reports as may be required by the laws of each jurisdiction in which the Notes have been qualified as above provided.

          (j) 1934 Act Filings. The Company, during the period when the Prospectus is required to be delivered under the 1933 Act, will file promptly all documents required to be filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act and the 1934 Act Regulations.

          (k) Other Sales of Debt Securities. Between the date of any Terms Agreement and the Settlement Date for an Agent’s purchase of Notes as principal, the Company will not, without such Agent’s prior written consent, offer or sell, or enter into any agreement to sell, any debt securities of the Company to the public in the United States having terms that are substantially similar to the Notes purchased under such Terms Agreement.

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          SECTION 4. Payment of Expenses. Unless otherwise agreed, the Company will pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement and all amendments thereto and the Prospectus and any amendments or supplements thereto; (ii) the preparation, issuance and delivery of the Notes; (iii) the fees and disbursements of the Company’s accountants (other than with respect to comfort letters delivered under Section 6(d), the fees relating to which are to be paid by the requesting agent) and of the Trustee and its counsel; (iv) the qualification of the Notes under securities laws in accordance with the provisions of Section 3(i), including filing fees and the reasonable fees and disbursements of Allen & Overy and Blue Sky counsel in connection therewith and in connection with the preparation of any Blue Sky survey; (v) the printing and delivery to the Agents in quantities as hereinabove stated of copies of the Registration Statement and all amendments or supplements thereto, and of the Prospectus and any amendments or supplements thereto in connection with solicitations or confirmations of sales of the Notes; (vi) the printing and delivery to the Agents of copies of the Indenture and any Blue Sky Survey; (vii) any fees charged by rating agencies for the rating of the Notes; (viii) the fees and expenses, if any, incurred with respect to any filing with the National Association of Securities Dealers, Inc. related to the distribution of the Notes; (ix) any advertising and other out-of-pocket expenses incurred with the prior written approval of the Company; (x) any fees charged by the determination agent with respect to any index-based Notes; and (xi) and any fees and expenses related to the listing of the Notes. For the avoidance of doubt, the fees and expenses of Sullivan & Cromwell LLP, special US counsel to the Agents, are to be paid by the respective agents as agreed between the firm and the agents.

          SECTION 5. Conditions of Obligations. The obligation of any Agent as agent of the Company to solicit offers to purchase the Notes, the obligation of any purchaser of Notes sold through any Agent as agent, and any Agent’s obligations to purchase Notes pursuant to any Terms Agreement will be subject to the accuracy of the representations and warranties on the part of the Company herein, to the accuracy of the statements of the Company’s officers made in any certificate furnished pursuant to the provisions hereof, to the performance and observance by the Company of all covenants and agreements herein contained on their respective parts to be performed and observed and to the following additional conditions precedent:

          (a) Legal Opinions. At the date hereof the Agents shall have received the following documents:

               (1) Opinion of Company Counsel. The opinion, dated as of such date, of Jens Feiring, Esq., Executive Vice President and Deputy Chief Executive Officer of the Company, in form and substance satisfactory to the Agents and their counsel, to the effect that:

     (i) The Company has been duly organized and is validly existing under the laws of Norway, with power and authority to own its properties and to conduct its business as described in the Prospectus; and to issue and sell the Notes as provided in this Agreement and any applicable Terms Agreement, and to perform and comply with the terms and provisions of the Indenture and this Agreement;

     (ii) This Agreement (and, if the opinion is being given pursuant to Section 6(c) hereof as a result of the Company having entered into a Terms Agreement requiring such opinion, the applicable Terms Agreement) has been duly authorized, executed and delivered by the Company;

     (iii) The Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding instrument of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium

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and similar laws of general applicability relating to or affecting creditors’ rights and has been duly qualified under the Trust Indenture Act;

     (iv) The Notes have been duly and validly authorized and, when duly executed and authenticated as specified in the Indenture and delivered against payment of the consideration therefor in accordance with this Agreement, and any applicable Terms Agreement, will be valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and each holder of Notes will be entitled to the benefits of the Indenture;

     (v) The Company is not in default under the provisions of any agreement or of any instruments evidencing or relating to any outstanding indebtedness and neither the solicitation of offers to purchase the Notes nor issuance or sale of the Notes as provided in this Agreement nor the execution, performance and compliance by the Company with all of the provisions of the Notes, the Indenture, this Agreement and any applicable Terms Agreement, will conflict with or result in any breach of any of the terms, conditions or provisions of any agreement or instrument to which the Company is a party or by which it is bound, nor will any such action result in any violation of the provisions of the Articles of Association of the Company or of any statute of Norway or any order, rule or regulation of any court or governmental instrumentality or authority in Norway having jurisdiction over the Company;

     (vi) Other than as set forth or contemplated in the Prospectus, there are no legal or governmental proceedings pending to which the Company is a party or to which any property of the Company is subject, which, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the financial position, shareholders’ equity or results of operations of the Company, and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;

     (vii) All authorizations, approvals, licenses and consents from all governmental authorities in Norway which are necessary under the laws and regulations of Norway for the execution and delivery by the Company of this Agreement, the Indenture, any applicable Terms Agreement and the Notes, and for the issuance and sale of the Notes pursuant to this Agreement and any applicable Terms Agreement, and the performance of the covenants and agreements contained in this Agreement, any applicable Terms Agreement, the Notes and Indenture have been obtained and are in full force and effect;

     (viii) All matters of Norwegian law set forth in the Registration Statement and Prospectus are correctly set forth therein;

     (ix) The statements in the Prospectus under the captions “Description of Debt Securities” and “Plan of Distribution,” insofar as such statements constitute a summary of the documents referred to therein, are correct in all material respects;

     (x) Under the laws of Norway, the Company would not be entitled to plead, or cause to be pleaded on its behalf, sovereign immunity from the jurisdiction of the courts of Norway in respect of any action arising out of or relating to the Company’s obligations under this Agreement, any applicable Terms Agreement, the Indenture or the Notes and the agreement to the choice of law provisions in this Agreement, any applicable Terms Agreement, the Indenture and the Notes will be recognized by the courts of Norway;

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     (xi) The Notes will rank pari passu, without preference one above the other by reason of priority of date of issue, currency of payment or otherwise, with all other unsecured indebtedness of the Company for borrowed money (including guarantees by the Company of loan indebtedness of others);

     (xii) The Registration Statement (except as to financial statements included therein as to which such counsel need not express an opinion) complies as to form in all material respects with the requirements of the 1933 Act, and the 1939 Act and the rules and regulations of the Commission thereunder, and such counsel has no reason to believe that the Registration Statement (except as aforesaid) at the time it became effective contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or that the Prospectus, as amended or supplemented (except as aforesaid) as of its date and at the date hereof contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (xiii) The documents incorporated by reference in the Prospectus as amended or supplemented (other than the financial statements and related schedules therein, as to which such counsel need express no opinion), when they became effective or were filed with or furnished to the Commission, as the case may be, complied as to form in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the 1933 Act Regulations and 1934 Act Regulations; and such counsel has no reason to believe that any of such documents, when they became effective or were so filed or furnished, as the case may be, contained, in the case of a registration statement which became effective under the 1933 Act, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of other documents which were filed or furnished under the 1933 Act or the 1934 Act with the Commission, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such documents were so filed or furnished, not misleading;

     (xiv) The Company has authorized, issued and outstanding share capital as set forth in the Prospectus under the heading “Capitalization” and all the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable;

     (xv) Except as described in the Prospectus, payments made by the Company to holders under the Notes and the Indenture and by the Company to the Agents under the Agreement will not be subject under the current laws of Norway or any political subdivision of any such jurisdiction to any withholdings or similar charges for or on account of taxation;

     (xvi) The choice of the laws of the State of New York as the governing law of this Agreement, any applicable Terms Agreement, the Indenture and the Notes is a valid choice of law under the laws of Norway and any political subdivision thereof and courts of Norway should honor this choice of law. The Company has the power to submit and pursuant to Section 13 of this Agreement and Section 114 of the Indenture has legally, validly, effectively and irrevocably submitted to the nonexclusive personal jurisdiction of any Federal or State Court in the Borough of Manhattan, The City of New York in any suit, action or proceeding against it arising out of or related to any of the transaction documents or with respect to its obligations, liabilities or any other matter arising out of or in connection with the sale of Notes by the Company to the Agents under this Agreement and has validly and irrevocably waived any objection to the venue of a

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proceeding in any such court; and has the power to designate, appoint and empower and pursuant to Section 13 of this Agreement and Section 114 of the Indenture has legally, validly, effectively and irrevocably designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any Federal or State Court in the Borough of Manhattan, The City of New York; and

     (xvii) Any judgment against the Company for the payment of money obtained in any court of the State of New York or of the United States located in the State of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement, the Indenture or the Notes issued thereunder respectively, which is final, conclusive and enforceable in the State of New York will, subject to Norwegian public policy considerations not being violated or frustrated as a consequence thereof, be recognised as conclusive and enforceable against the Company by any Norwegian court without reconsidering the merits of the action subject to and in accordance with the Norwegian Civil Procedure Act of 1915, Section 68a.

     In rendering such opinion, such counsel may rely upon the opinion or opinions of Allen & Overy, delivered pursuant to Section 5(a)(2) hereof, as to matters of United States and New York law.

               (2) Opinion of Allen & Overy. The opinion or opinions, dated such date, of Allen & Overy, acting as counsel to the Agents with respect to (i) the validity of the Indenture, the Notes, the Registration Statement, the Prospectus, (ii) the absence of any authorization, consent or filing required in New York or under the 1933 Act, the 1934 Act, the 1939 Act or the 1940 Act, (iii) the validity of the Company’s submission to jurisdiction pursuant to Section 13, and (iv) other related matters, including a “10b-5 letter”, as the Agents may reasonably request, and the Company shall have furnished to such counsel (and, if so requested by the Agents, to Sullivan & Cromwell LLP, special US counsel to the Agents, in order to permit it to issue its 10b-5 letter) such documents as they may reasonably request for the purpose of enabling them to pass upon such matters. Such counsel may rely upon the opinions of counsel named in paragraph (a)(1) of this Section 5 as to matters of Norwegian law.

     In lieu of any such opinion required to be received at any Settlement Date pursuant to this Section 5(a), the Company may furnish to each Agent a letter, dated such date, reconfirming, as though made as of such date, the statements in the opinion of such counsel which was last furnished to such Agents.

          (b) Officer’s Certificate. At the date hereof each Agent shall have received a certificate of officers of the Company satisfactory to the Agents, dated such date, as to the accuracy of the representations and warranties of the Company in this Agreement as of such date, the performance by the Company of all its obligations hereunder to be performed at or prior to such date, as to the absence of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of initiation of any proceeding for that purpose and as to matters set forth in Section 1(a)(v) herein, and as to such other matters as the Agents may reasonably request.

          (c) Comfort Letter. At the date hereof each Agent shall have received a letter of PricewaterhouseCoopers DA, dated the date of delivery of such letter, in form and substance satisfactory to each Agent and to PricewaterhouseCoopers DA, to the effect that:

     (i) they are independent public accountants with respect to the Company within the meaning of the 1933 Act and the 1933 Act Regulations;

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     (ii) in their opinion, the financial statements and any supplementary financial information and schedules examined by them and included or incorporated by reference in the Registration Statement or Prospectus comply as to form in all material respects with the applicable accounting requirements of the 1933 Act or the 1934 Act, as applicable, the 1933 Act Regulations and the 1934 Act Regulations; and, if applicable, they have made a review in accordance with standards established by the American Institute of Certified Public Accountants of the interim financial statements, selected financial data and/or condensed financial statements derived from audited financial statements of the Company for the periods specified in such letter, as indicated in their reports thereon, copies of which have been furnished to the Agents;

     (iii) they have performed limited procedures, not constituting an examination in accordance with generally accepted auditing standards, consisting of a reading of the minutes of the Company since the date of the latest audited financial statements included or incorporated by reference in the Prospectus, a reading of the latest interim financial statements and inquiries of officers of the Company responsible for financial and accounting matters, nothing came to their attention that caused them to believe that:

          (A) the most recent unaudited financial statements of the Company included or incorporated by reference in the Company’s Reports on Form 6-K and included or incorporated by reference in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the 1934 Act and the 1934 Act Regulations or are not in conformity with generally accepted accounting principles applied on a basis substantially consistent (except as described in such letter) with the basis for the audited financial statements included in the Company’s Annual Report on Form 20-F for the most recent fiscal year;

          (B) any other unaudited financial data included or incorporated by reference in the Prospectus (other than that relating to prior fiscal quarters) do not agree with corresponding items in the unaudited financial statements from which such data were derived;

          (C) as of a specified date not more than five days prior to the date of such letter, there have been any changes in the long-term debt, subordinated debt, share capital or share premium reserve of the Company or any decreases in Shareholders’ Equity or other items specified by the Agents or any increases in any items specified by the Agents, in each case as compared with amounts shown in the latest balance sheet included or incorporated by reference in the Prospectus, except in each case for changes, increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; or

          (D) for the period from the date of the latest financial statements included or incorporated by reference in the Prospectus to the specified date referred to in Clause (C), there were any decreases in interest income or non-interest income or other items specified by the Agents, or any increases in any items specified by the Agents, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified by the Agents, except in each case for increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; and

     (iv) in addition to the examinations referred to in their report(s) included or incorporated by reference in the Prospectus and the limited procedures referred to in paragraph

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(iii) above, they have carried out certain other specified procedures, not constituting an examination in accordance with generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified by the Agents which are derived from the general accounting records of the Company, which appear in the Prospectus (excluding documents incorporated by reference), or in Part II of, or in exhibits and schedules to, the Registration Statement specified by the Agents or in documents incorporated by reference in the Prospectus specified by the Agents, and have compared certain of such amounts, percentages and financial information with the accounting records of the Company and found them to be in agreement;

provided, however, that with respect to any such letter required to be received at any Settlement Date, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to any financial information or other matter made in the letter which was last furnished to each Agent.

          (d) Other Documents. At the date hereof and at each Settlement Date with respect to any applicable Terms Agreement, Allen & Overy shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Notes as herein contemplated and related proceedings, or in order to evidence the accuracy and completeness of any of the representations and warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Notes as herein contemplated shall be satisfactory in form and substance to the Agents.

          (e) Further Conditions. Each Agent’s obligations to purchase Notes pursuant to any Terms Agreement will be subject to the following further conditions: (i) the rating assigned by Moody’s Investor Services or Standard & Poor’s Ratings Services to any debt securities of the Company as of the date of the applicable Terms Agreement shall not have been lowered or placed on “credit watch” and negative outlook since the date of the applicable Terms Agreement; and (ii) there shall not have come to any Agent’s attention any facts that would cause such Agent to believe that the Prospectus, at the time it was required to be delivered to a purchaser of the Notes, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances existing at such time, not misleading.

          If any condition specified in this Section shall not have been fulfilled, this Agreement and any Terms Agreement may be terminated by any Agent by notice to the Company at any time at or prior to the Settlement Date, and such termination shall be without liability of any party to any other party, except that the covenants set forth in Section 3(g) hereof, the provisions of Section 4 hereof, the indemnity and contribution agreement set forth in Sections 7 and 8 hereof, and the provisions of Sections 10 and 13 hereof shall remain in effect.

          SECTION 6. Additional Covenants of the Company. The Company covenants and agrees with each Agent that:

          (a) Reaffirmation of Representations and Warranties. Each acceptance by the Company of an offer for the purchase of Notes, and each sale of Notes to an Agent pursuant to a Terms Agreement, shall be deemed to be an affirmation that the representations and warranties of the Company contained in this Agreement and in any certificate theretofore delivered to an Agent pursuant hereto are true and correct at the time of such acceptance or sale, as the case may be, and an undertaking that such representations and warranties will be true and correct at the time of delivery to the purchaser or his agent, or to any Agent, of the Note or Notes relating to such acceptance or sale, as the case may be, as though made at and as of each such time (and it is understood that such representations and warranties

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shall relate to the Registration Statement and the Prospectus as amended and supplemented to each such time);

          (b) Subsequent Delivery of Certificates. If so requested by the applicable Agent, upon an acceptance by the Company of an offer for the purchase of Notes or the sale of Notes to any Agent pursuant to a Terms Agreement, the Company shall furnish or cause to be furnished to the Agents forthwith a certificate in form satisfactory to such Agents to the effect that the statements contained in the certificates referred to in Section 5(b) hereof which were last furnished to such Agent are true and correct at the time of such amendment or supplement or filing or sale, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such time) or, in lieu of such certificates, certificates of the same tenor as the certificates referred to in said Section 5(b), modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such certificates;

          (c) Subsequent Delivery of Legal Opinions. If so requested by the applicable Agent, upon an acceptance by the Company of an offer for the purchase of Notes or the sale of Notes to any Agent pursuant to a Terms Agreement, the Company sells Notes to any Agent pursuant to a Terms Agreement, the Company shall furnish or cause to be furnished forthwith to the Agents written opinions of Mr. Feiring and Allen & Overy, or other counsel satisfactory to such Agents, dated the date of delivery of such opinions, in form and substance satisfactory to such Agents, of the same tenor as the opinions referred to in Section 5(a)(1) and (2) hereof but modified, as necessary, to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinions or, in lieu of such opinions, the counsel last furnishing such an opinion to the Agents shall furnish a letter, dated such date, reconfirming, as though made as of such date, the statements in the opinion last furnished to the Agents;

          (d) Subsequent Delivery of Comfort Letters. If so requested by the applicable Agent, upon an acceptance by the Company of an offer for the purchase of Notes or the sale of Notes to any Agent pursuant to a Terms Agreement, the Company shall cause PricewaterhouseCoopers DA forthwith to furnish the Agents a letter, dated the date of such sale in form satisfactory to such Agents, of the same tenor as the portions of the letter referred to in clauses (i) and (ii) of Section 5(c) hereof but modified to relate to the Registration Statement and Prospectus, as amended and supplemented to the date of such letter, and of the same general tenor as the portions of the letter referred to in clauses (iii) and (iv) of said Section 5(c) with such changes as may be necessary to reflect changes in the financial statements and other information derived from the accounting records of the Company.

          (e) Global Benchmark Transactions. In connection with any purchase or sale of Notes with a nominal value exceeding $750,000,000, the Company shall reaffirm the representations set out in Section 6(a) above and shall deliver or cause to be delivered to the documents set out in Sections 6(b) and 6(d) above at the date of pricing of such transaction in addition to the same being delivered at the closing of such transaction.

          SECTION 7. Indemnification.

          (a) Indemnification of Agents. The Company agrees to indemnify and hold harmless each Agent and each person, if any, who controls each Agent within the meaning of Section 15 of the 1933 Act as follows:

     (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to which such Agent may become subject, under the 1933 Act or

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otherwise, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or arising out of the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, unless such untrue statement or omission or such alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by such Agent expressly for use in the Registration Statement (or any amendment thereto) or the Prospectus (or any amendment or supplement thereto);

     (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (except as made in reliance upon and in conformity with information furnished by such Agent as aforesaid) if (subject to Section 7(d)) such settlement is effected with the written consent of the Company; and

     (iii) against any and all expense whatsoever, as incurred, (including the fees and disbursements of counsel chosen by each such Agent) reasonably incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (except as made in reliance upon and in conformity with information furnished by such Agent as aforesaid), to the extent that any such expense is not paid under (i) or (ii) above.

          (b) Indemnification of the Company. Each Agent severally and not jointly agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, was made in the Registration Statement (or any amendment thereto) or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Agent expressly for use in the Registration Statement (or any amendment thereto) or the Prospectus (or any amendment or supplement thereto).

          (c) General. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by the Agents, and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own

15

counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

          In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the judgment currency) other than United States dollars, the indemnifying party will indemnify each indemnified party against any loss incurred by such indemnified party as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an indemnified party is able to purchase United States dollars with the amount of judgment currency actually received by such indemnified party. The foregoing indemnity shall constitute a separate and independent obligation of the indemnifying party and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

     (d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

          SECTION 8. Contribution. If the indemnification provided for in Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Agents, on the other hand, from the offering of the Notes pursuant to the applicable Terms Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

          The relative benefits received by the Company, on the one hand, and the Agents, on the other hand, in connection with the offering of Notes pursuant to the applicable Terms Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Notes (before deducting expenses) received by the Company and the total commissions or underwriting discount received by the Agents, bear to the aggregate initial public offering price of such Notes.

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          The relative fault of the Company, on the one hand, and the Agents, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

          Notwithstanding the provisions of this Section 8, no Agent shall be required to contribute any amount in excess of the commission or underwriting discount applicable to the Notes purchased by such Agent hereunder.

          No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section each person, if any, who controls each Agent within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as such Agent, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company. The obligations of each of the Agents under this Section to contribute are several in proportion to the respective purchases made by or through it to which such loss, claim, damage or liability (or action in respect thereof) relates and are not joint.

          SECTION 9. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties, indemnities and agreements contained in this Agreement or any Terms Agreement, or contained in certificates of officers of the Company submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Agent or any controlling person of any Agent, or by or on behalf of the Company, and shall survive each delivery of and payment for any of the Notes.

          SECTION 10. Termination.

          (a) Termination of this Agreement. This Agreement may be terminated for any reason, at any time by any party hereto (but, if the terminating party is an Agent, only with respect to that Agent and the Company) upon the giving of 30 days’ written notice of such termination to the other parties hereto.

          (b) Termination of a Terms Agreement. Each Agent may also terminate any Terms Agreement, immediately upon notice to the Company, at any time prior to the Settlement Date relating thereto (i) if there has been, since the respective dates as of which information is given in the Registration Statement, any material adverse change or prospective material adverse change in the condition, financial or otherwise, of the Company, or (ii) if there has occurred any outbreak or escalation of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in such Agent’s (or in the case of a syndicated issue, the bookrunning lead manager’s or managers’ (or

17

equivalent)) judgment, impracticable to market the Notes or enforce contracts for the sale of the Notes, or (iii) if trading in any securities of the Company has been suspended by the Commission or a national securities exchange, or if trading generally on either the American Stock Exchange or the New York Stock Exchange has been suspended, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required, by either of said exchanges or by order of the Commission or any other governmental authority, or if a banking moratorium has been declared by either Federal or New York authorities.

          (c) General. In the event of any such termination, no party will have any liability to the other parties hereto, except that (i) each Agent shall be entitled to any commissions earned in accordance with the third paragraph of Section 2(a) hereof, (ii) if at the time of termination (A) any Agent shall own any of the Notes with the intention of reselling them or (B) an offer to purchase any of the Notes has been accepted by the Company but the time of delivery to the purchaser or his agent of the Notes or Notes relating thereto has not occurred, the covenants set forth in Sections 3 and 6 hereof shall remain in effect until such Notes are so resold or delivered, as the case may be, and (iii) the covenant set forth in Section 3(g) hereof, the provisions of Section 4 hereof, the indemnity agreement set forth in Section 7 hereof, the contribution agreement set forth in Section 8 hereof, and the provisions of Sections 10 and 13 hereof shall remain in effect.

          (d) Defaulted Notes. If the Company and two or more Agents enter into an agreement pursuant to which such Agents agree to purchase Notes as part of a syndicate and one or more of such Agents shall fail at the Settlement Date to purchase the Notes which it or they are obligated to purchase (the Defaulted Notes), then the nondefaulting Agents shall have the right, within 24 hours thereafter, to make arrangements for one of them or one or more other Agents to purchase all, but not less than all, of the Defaulted Notes in such amounts as may be agreed upon and upon the terms herein set forth; provided, however, that if such arrangements shall not have been completed within such 24-hour period, then:

     (i) if the aggregate principal amount of Defaulted Notes does not exceed 10% of the aggregate principal amount of Notes to be so purchased by all of such Agents and/or Dealers on the Settlement Date, the nondefaulting Agents and/or Dealers shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective initial underwriting obligations bear to the underwriting obligations of all nondefaulting Agents and/or Dealers; or

     (ii) if the aggregate principal amount of Defaulted Notes exceeds 10% of the aggregate principal amount of Notes to be so purchased by all of such Agents and/or Dealers on the Settlement Date, such agreement to purchase such Notes shall terminate without liability on the part of any nondefaulting Agents and/or Dealers.

     No action taken pursuant to this paragraph shall relieve any defaulting Agent and/or Dealer from liability in respect of its default. In the event of any such default which does not result in a termination of such agreement, either the nondefaulting Agents or the Company shall have the right to postpone the Settlement Date for a period not exceeding seven days in order to effect any required changes in the Registration Statement or the Prospectus or in any other documents or arrangements.

          SECTION 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Agents shall be directed to them at their respective addresses set forth in Schedule C and notices to the Company shall be directed to it at Dronning Mauds gt. 15, 0250 Oslo, Norway, Attention: Treasury Department.

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          SECTION 12. Parties. This Agreement and any Terms Agreement shall inure to the benefit of and be binding upon the Agents and the Company and their respective successors. Nothing expressed or mentioned in this Agreement or any Terms Agreement is intended or shall be construed to give any person, firm or corporation, other than the parties hereto and their respective successors and the controlling persons referred to in Sections 7 and 8 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any Terms Agreement or any provision herein or therein contained. This Agreement and any Terms Agreement and all conditions and provisions hereof and thereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Notes shall be deemed to be a successor by reason merely of such purchase.

     This Agreement may be amended from time to time for the purpose of adding one or more persons to this Agreement as Agents upon the terms and subject to the conditions set forth herein. Each such amendment will be set forth in a writing executed by the Company and such other person and will become effective thereafter, without any requirement of consent of or prior notice to any of the then appointed Agents, upon the receipt by each such Agent of a copy of such amendment.

          SECTION 13. Submission to Jurisdiction and Appointment of Agent for Service of Process. The Company hereby appoints Innovation Norway (or any successor corporation), as its authorized agent (the Authorized Agent) upon whom process may be served in any action arising out of or based upon this Agreement and each Terms Agreement which may be instituted in any State or Federal court in, the Borough of Manhattan, The City of New York by any Agent or any person controlling any Agent and expressly accepts the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable until the principal of and any interest on the Notes and all other sums owing by the Company under the Notes, the Indenture, this Agreement and any Terms Agreement have been paid in full by the Company in accordance with the terms thereof and hereof. The Company will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid. Service of process upon the Authorized Agent (or any successor corporation) at its office at 800 Third Avenue, 23rd Floor, New York, NY 10022 (or at such other address in New York City that the Company may designate in writing to the Agents) and written notice of such service to the Company (mailed or delivered to the Company at its address specified in Section 11 hereof) shall be deemed in every respect, effective service of process upon the Company. Notwithstanding the foregoing, any action arising out or based upon this Agreement and each Terms Agreement may be instituted by any Agent or any person controlling any Agent in any competent court of Norway.

          SECTION 14. Applicable Law. This Agreement and the rights and obligations of the parties created hereby shall be governed by, and interpreted in accordance with, the laws of the State of New York. Any suit, action or proceeding brought by the Company against any Agent in connection with, or arising under, this Agreement shall be brought solely in the state or federal court of appropriate jurisdiction located in the Borough of Manhattan, The City of New York.

          SECTION 15. Counterparts. This Agreement and any Terms Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

          SECTION 16. Foreign Taxes. All payments by the Company to each of the Agents hereunder shall be made free and clear of, and without deduction or withholding for or on account of, any and all present and future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereinafter imposed, levied, collected, withheld or assessed by Norway excluding

19

(i) any such tax imposed by reason of such Agents having some connection with any such jurisdiction other than its participation as Agents hereunder, and (ii) any income or franchise tax on the overall net income of such Agents (all such non-excluded taxes, Taxes). If the Company is prevented by operation of law or otherwise from paying, causing to be paid or remitting that portion of amounts payable hereunder represented by Taxes withheld or deducted, then amounts payable under this Agreement shall, to the extent permitted by law, be increased to such amount as is necessary to yield and remit to each Agents an amount which, after deduction of all Taxes (including all Taxes payable on such increased payments) equals the amount that would have been payable if no Taxes applied.

          SECTION 17. Waiver of Immunities. To the extent that the Company or any of its respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or any additional agreement, the Company hereby irrevocably and unconditionally, to the extent permitted by applicable law, waives and agrees not to plead or claim any such immunity and consents to such relief and enforcement.

     If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement among each of the Agents and the Company in accordance with its terms.

[Signature page follows.]

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Very truly yours,

EKSPORTFINANS ASA

By	By

Jens O. Feiring	Olav Tore Breilid
Executive Vice President	Executive Vice President

CONFIRMED AND ACCEPTED, as of the date first above written:

Banc of America Securities LLC

By

Title:

BNP Paribas Securities Corp.

By

Title:

Citigroup Global Markets Inc.

By

Title:

Goldman, Sachs & Co.

By

Title:

Lehman Brothers Inc.

By

Title:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By

Title:

Morgan Stanley & Co. Incorporated

By

Title:

Nomura Securities International, Inc.

By

Title:

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Annex A

Term	Commission Rates
From 9 months but less than 1 year	0.125%
From 1 year but less than 18 months	0.150%
From 18 months but less than 2 years	0.200%
From 2 years but less than 3 years	0.250%
From 3 years but less than 4 years	0.350%
From 4 years but less than 5 years	0.450%
From 5 years but less than 10 years	0.500%
From 10 years but less than 15 years	0.600%
From 15 years but less than 20 years	0.650%
From 20 years to 30 years	0.750%

22

Annex B

$2,000,000,000

EKSPORTFINANS ASA

Medium-Term Notes

TERMS AGREEMENT

_____________, 200•

[Agent(s)]

          Re: Distribution Agreement dated •, 2004

          The undersigned agree[s] to purchase [severally but not jointly] the [following] principal amount of Medium-Term Notes [set out in the attached Schedule 1]:

               $

               Interest Rate                    %

               Date of Maturity:

               Purchase Price:                    %

               Settlement Date and Time:

               Other terms and conditions:

Specific Conditions

     1. The certificates referred to in Section 6(b) of the Distribution Agreement will/will not be required.

     2. The opinions referred to in Section 6(c) of the Distribution Agreement will/will not be required.

     3. The accountant’s letter referred to in Section 6(d) of the Distribution Agreement will/will not be required.

     4. The restrictions referred to in Section 3(k) of the Distribution Agreement are/are not applicable.

[Agent(s)]

By

Title:

23

Accepted:

EKSPORTFINANS ASA

By

Title:

24

Annex C

Banc of America Securities LLC	Lehman Brothers Inc.
9 West 57th Street	745 Seventh Avenue
NY1-301-2M-01	New York, New York 10019
New York, New York 10019	Attn: Fixed Income Syndicate/Medium-Term
Attn: High Grade Capital Markets Transaction	Desk Note
Management	Telephone No. (212) 526-9664
Telephone No. (212) 847-6466	Facsimile No. (212) 526-0943
Facsimile No. (212) 847-5184

BNP Paribas Securities Corp.	Merrill Lynch, Pierce, Fenner & Smith
787 Seventh Avenue	Incorporated
New York, New York 10019	250 Vesey Street
Attn: Debt Syndicate Department	New York, New York 10080
Telephone No. (212) 841-3000	Attn: Global Transaction Management Group
Facsimile No. (212) 841-3930	Telephone No. (212) 449-7476
Facsimile No. (212) 449-1012

Citigroup Global Markets Inc.	Morgan Stanley & Co. Incorporated
388 Greenwich Street	1585 Broadway, 4th Floor
New York, New York 10013	New York, New York 10036
Attn: Medium-Term Note Department	Attn: Manager — Continuously Offered Products
Telephone No. (212) 816-5831	Telephone No. (212) 761-2825
Facsimile No. (212) 816-0949	Facsimile No. (212) 507-2409

Goldman, Sachs & Co.	Nomura Securities International, Inc.
85 Broad Street	2 World Financial Center — Building B
New York, New York 10004	New York, New York 10281-1198
Attn: Registration Department	Attn: Legal Department
Phone Number: 212-902-6685	Telephone No. (212) 667-9318
Facsimile Number: 212-357-5505	Facsimile No. (212) 667-1024
.

25

Annex D

Each Agent, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, severally represents to and agrees with the Company that:

(i)	to the best of its knowledge in good faith and on reasonable grounds after making all reasonable investigations, it will comply with all applicable laws and regulations in force in any jurisdiction outside the United States in which it purchases, offers, sells or delivers any Notes or possesses or distributes the prospectus supplement (including any Prospectus Supplement) and any amendment or supplement thereto or any other offering material with respect to the Notes and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction outside the United States to which it is subject or in which it makes purchases, offers or sales of the Notes and neither the Company nor any other Agent will have responsibility for these matters;

(ii)	(A) in relation to Notes which have a maturity of one year or more, it has not offered or sold and, before the expiration of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (B) in relation to any notes which having a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Market Act 2000 of the United Kingdom (the FSMA) by the issuer; (C) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and (D) it has complied with and will comply with all applicable provisions of the FSMA, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

(i)	(A) with the exception of Notes having a denomination of at least €50,000 or the equivalent thereof in other currencies, it has not, directly or indirectly, offered, sold, transferred or delivered and will not, directly or indirectly, offer, sell, transfer or deliver any Notes (including rights representing an interest in a global note) in The Netherlands, as part of their initial distribution or as part of any re-offering, and neither the prospectus supplement, including any amendment or supplement thereto, nor any other document in respect of the offering of the Notes may be distributed or circulated in The Netherlands, other than to individuals or legal entities (hereinafter called Professional Market

26

Parties), which trade or invest in Notes in the conduct of a profession or business within the meaning of the Securities Transactions Supervision Act (Wet toezicht effectenverkeer 1995) and its implementing regulations (which includes banks, investment banks, pension funds, insurance companies, securities firms, investment institutions and other entities, including inter alia treasuries and finance companies of large enterprises, which regularly, as an ancillary activity, trade or invest in securities), in which case it must be made clear when making any offer of such Notes that it is exclusively made to such Professional Market Parties and a copy of the prospectus supplement and the applicable Notes must be submitted in advance by the issuer to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the AFM), unless (i) another exemption as provided for in the Securities Transactions Supervision Act or any of its implementing regulations applies and the requirements applicable to such exemption are complied with, or (ii) the AFM has upon request granted an individual dispensation and the requirements applicable to such dispensation are complied with, or (iii) the prohibition of article 3 subsection 1 of the Securities Transactions Supervision Act does not apply (such as when the Notes are or shortly upon their issue will be listed on Euronext Amsterdam), (B) zero coupon notes in bearer form and other notes in bearer form on which no interest is paid during their tenor may fall within the definition of savings certificates as referred to in the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) and, if so, any transfer or acceptance of such Notes is prohibited unless it is done through the mediation of either the issuer or a member of Euronext Amsterdam, and certain identification requirements in relation to the issue, transfer of or payment on Notes qualifying as savings certificates have to be complied with, and (C) the above prohibition does not apply (i) to a transfer and acceptance of such Notes between individuals who do not act in the conduct of a profession or a business, or (ii) to the initial issue and trading of such Notes if such Notes are physically issued outside of The Netherlands and are not immediately thereafter distributed in The Netherlands or to residents of the Netherlands in the course of primary trading;

(ii)	it has not offered or sold, and will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to any other person for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended) and other relevant laws, regulations and ministerial guidelines of Japan;

(iii)	it is aware that no German selling prospectus (Verkaufsprospekt) has been published with respect to the Notes and it will comply with the Securities Selling Prospectus Act (the German Act) of Germany, as amended (Wertpapierverkaufsprospektgesetz) and, in particular, will not engage in any public offering (öffentliches Angebot) within the meaning of the German Act or other selling activities in Germany with respect to the Notes otherwise than in accordance with the German Act and any other act replacing or supplementing the German Act and all other applicable laws and regulations;

(iv)	(A) it understands that the prospectus settlement is not being distributed in the context of a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code Monétaire et Financier), and has not been submitted to the Autorité des Marchés Financiers for prior approval, (B) it has not offered or sold, and

27

will not offer or sell, directly or indirectly, the Notes to the public in France, and has not distributed or caused to be distributed, and will not distribute or cause to be distributed to the public in France, the prospectus supplement or any other offering materials relating to the Notes, and that such offers, sales and distributions have only been and shall only be made in France to qualified investors (investisseurs qualifiés), all as defined in and in accordance with Article L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated 1 October 1998, and (C) it understands that the prospectus supplement is not to be further distributed or reproduced (in whole or in part) by the recipients of the prospectus supplement and the prospectus supplement has been distributed on the undertaking that such recipients will only participate in the issue or sale of the Notes for their own account and undertake not to transfer, directly or indirectly, the Notes to the public in France, other than in each case in compliance with applicable laws and regulations; and

(v)	(A) it understands that the prospectus supplement is not intended to constitute and may not be construed as a public offer in Belgium, that the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financiére et des Assurances/Commissle voor het Bank, Financie-en Assureantiewezen) has not reviewed nor approved the Prospectus or commented on its accuracy or adequacy or recommended or endorsed the purchase of the Notes, and that the prospectus supplement may not be distributed to the Belgian public and no steps may be taken which would constitute or result in a public offer of the Notes in Belgium, (B) it will not (i) offer for sale, sell or market in Belgium the Notes by means of a public offer under Belgian Law; or (ii) sell the Notes to any person qualifying as a consumer within the meaning of Article 1.7 of the Belgian law of July 14, 1991 on consumer protection and trade practices unless such sale is made in compliance with the Belgian law of July 14, 1991 on consumer protection and trade practices and with its implementing legislation, and (C) any offers will only be made in Belgium to persons who subscribe to a minimum amount of €250,000 each in accordance with Article 3,1 of the Royal Decree of July 7, 1999 or to Qualifying Institutional Investors acting for their own account and listed in Article 3, 2 of the Royal Decree of July 7, 1999.

28

Annex E

Form of Accession Letter

[Name of Agent
Address of Agent]

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated •, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement, is attached hereto.

In accordance the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA

29

By:

Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

[Insert name of Additional Agent]

By:

Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:

Address:

Contact Person:

Telephone:

Facsimile:

30

ADMINISTRATIVE PROCEDURES FOR
EKSPORTFINANS ASA MEDIUM-TERM NOTES
(Dated as of June 2, 2004)

PART I: DEFINED TERMS

Agents:	(i) Banc of America Securities LLC, (ii) BNP Paribas Securities Corp., (iii) Citigroup Global Markets Inc., (iv) Goldman, Sachs & Co., (v) Lehman Brothers Inc., (vi) Merrill Lynch, Pierce, Fenner & Smith Incorporated, (vii) Morgan Stanley & Co. Incorporated, (viii) Nomura Securities International, Inc. or such other agents as may be appointed by the Company at the time of trade.

Agents’ Addresses:	Unless otherwise specified herein:

Banc of America Securities LLC
9 West 57th Street
NY1-301-2M-01
New York, New York 10019
Attention: High Grade Capital Markets Transaction
Management
Telephone No. (212) 847-6466
Facsimile No. (212) 847-5184

BNP Paribas Securities Corp.
787 Seventh Avenue
New York, New York 10019
Attn: Debt Syndicate Department
Telephone No. (212) 841-3000
Facsimile No. (212) 841-3930

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
Attn: Medium-Term Note Department
Telephone No. (212) 816-5831
Facsimile No. (212) 816-0949

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Registration Department
Telephone No. (212) 902-6685
Facsimile No. (212) 357-5505

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019
Attn: Fixed Income Syndicate/Medium-Term Note
Department

Telephone No. (212) 526-9664
Facsimile No. (212) 526-0943

Merrill Lynch, Pierce, Fenner & Smith Incorporated
250 Vesey Street
New York, New York 10080
Attn: Global Transaction Management Group
Telephone No. (212) 449-7476
Facsimile No. (212) 449-1012

Morgan Stanley & Co. Incorporated
1585 Broadway, 29th Floor
New York, New York 10036
Attn: Manager – Continuously Offered Products
Telephone No. (212) 761-1928
Facsimile No. (212) 761-0780

Nomura Securities International, Inc.
2 World Financial Center—Building B
New York, New York 10281-1198
Attn: Legal Department
Telephone No. (212) 667-9318
Facsimile No. (212) 667-1024

Authenticating Agent:	The Bank of New York

The Bank of New York:	The Bank of New York, a New York banking corporation, at the following address:

The Bank of New York
101 Barclay Street, Floor 21W
New York, NY 10286
USA
Attn: Corporate Trust Administration – Global
Finance Unit

Book-Entry Notes:	Notes represented by beneficial interests in one or more Global Notes.

Business Day:	Means for any note, a day which meets the following applicable requirements:

(i)	with respect to any note, a day that is not a Saturday or Sunday and that, in the place designated for payment of the applicable note, is not a day on which banking institutions generally are authorized or obligated by law or executive order to close; and

(ii)	if the note is a LIBOR note, a day that is also a London Business Day; and

(iii)	if the note is a EURIBOR note, a day that is also a Euro Business Day; and

(iv)	if the note is denominated in euro or is a LIBOR note for which the Index Currency is the euro, a day that is also a Euro Business Day; and

(v)	if the note is denominated in a specified currency other than U.S. dollars or euro, any day that is also not a day on which banking institutions are authorized or required by law to close in the Financial Center of the country issuing the specified currency, or as specified in the applicable Pricing Supplement.

Calculation Agent:	Citibank, N.A., or such person as may be appointed by the Company as calculation agent with respect to an offering of Floating Rate Notes.

Commission:	United States Securities and Exchange Commission.

Company:	Eksportfinans ASA, a company duly organized and existing under the laws of Norway, at the following address:

Dronning Mauds gt. 15
0250 Oslo
Norway
Telephone No.+47 22 01 22 01
Facsimile No. +47 22 01 22 02

Certificated Notes:	Notes issued in certificated form.

Determination Agent:	Citibank, N.A., or such person as may be appointed by the Company as determination agent with respect to an offering of Indexed Notes or Asset Linked Notes.

Distribution Agreement:	Distribution Agreement dated June 2, 2004, among the Company and each of the Agents as may be amended from time to time.

DTC:	The Depository Trust Company.

Exchange Rate Agent:	Citibank, N.A., or such person as may be appointed by the Company as exchange rate agent with respect to an offering of Multi-Currency Notes.

Fixed Rate Notes:	Notes bearing a fixed rate of interest.

Floating Rate Notes:	Notes bearing variable interest rates determined by reference to an interest rate formula.

Global Note:	A permanent global note, without coupons, beneficial interests in which represent one or more Book-Entry

Notes.

Indenture:	Indenture, dated as of February 20, 2004.

Indexed Notes or Asset Linked Notes:	Notes as to which the amount of interest, premium or principal amount payable at Maturity is determined with reference to a selected index, indices or asset.

Maturity:	The date on which the principal on a Note becomes due and payable, whether at its Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

Multi-Currency Notes:	Notes issued in any currency other than U.S. dollars.

Notes:	Medium-Term Notes of the Company.

Original Issue Discount Notes:	Notes, including Zero Coupon Notes, which are issued at a price lower than the amount payable at Stated Maturity.

Paying Agent:	Citibank, N.A.

Pricing Supplement:	The most recent pricing supplement to the Prospectus and Prospectus Supplement setting forth the specific terms of a particular issuance of Notes.

Prospectus:	The most recent basic prospectus of the Company included in the Registration Statement.

Prospectus Supplement:	The most recent prospectus supplement to the Prospectus relating to the Notes.

Registration Statement:	The registration statements, as declared effective by the Commission in connection with the Notes (File No. 333-112973).

Security Registrar:	Citibank, N.A.

Trustee:	The Bank of New York.

Zero Coupon Note:	A Note that does not bear interest prior to Maturity.

     Capitalized terms used but not defined herein have the meaning assigned to them in the Indenture, the Notes or the Prospectus Supplement, provided, that in instances where terms are defined in more than one of the above referenced documents or instruments, the Indenture shall control over the Notes and the Prospectus Supplement and the Notes shall control over the Prospectus Supplement.

PART II: THE OFFERING

     Notes in the aggregate principal amount of up to U.S.$2,000,000,000 (or the equivalent thereof in other currencies or currency units) are to be offered on a continuous basis by the Company through the Agents, who, as agents, have agreed pursuant to the Distribution Agreement to use their reasonable efforts to solicit offers to purchase the Notes from the Company. Each Agent may also purchase Notes as principal for resale. The Company may also sell Notes directly to investors on its own behalf and may accept offers to solicit purchases of the Notes from other agents, dealers or underwriters, provided that such persons do not solicit purchases of the Notes on a continuing basis and solicit such purchases on substantially the same terms as the Agents. The Notes will be issued pursuant to the Indenture.

     The Notes will be issued either (a) as Book-Entry Notes and represented by one or more Global Notes delivered to Citibank, N.A., as custodian for DTC, and recorded in the book-entry system maintained by DTC, or (b) as Certificated Notes delivered to the purchaser thereof or a person designated by such purchaser. Owners of Book-Entry Notes will be entitled to physical delivery of Certificated Notes only under certain limited circumstances described in the Indenture and the Prospectus.

     Administrative procedures and specific terms of the offering are explained below. General terms and procedures relating to the issuance of all Notes are set forth in Part III hereof. Additionally, Book-Entry Notes will be issued in accordance with the administrative procedures set forth in Part IV hereof, and Certificated Notes will be issued in accordance with the administrative procedures set forth in Part V hereof.

PART III: TERMS AND PROCEDURES OF GENERAL APPLICABILITY

Date of Issuance/Authentication:	Each Note will be dated as of the date of its authentication (the Authentication Date) by the Authenticating Agent. Each Note shall also bear an original issue date (the Original Issue Date). The Original Issue Date shall remain the same for all Notes subsequently issued upon transfer, exchange or substitution of an original Note regardless of their dates of authentication.

Maturities:	Each Note will mature on a date selected by the purchaser and agreed to by the Company which is nine months or more from its Original Issue Date.

Currency:	Each Note shall be denominated in a currency unit (Specified Currency), as specified in the relevant Pricing Supplement or in such other currency or currency unit as specified in the relevant Pricing Supplement or, if no currency or currency unit is specified therein, in United States dollars.

Registration:	Notes will be issued only in fully registered form without coupons.

Interest:	Each Note will bear interest in accordance with its terms. Unless otherwise provided in the applicable Pricing Supplement, interest on each Note will accrue from and including the Original Issue Date of such Note for the first interest period or from the most recent Interest Payment Date to which interest has been paid or duly provided made available for payment to but excluding the applicable Interest Payment Date or Maturity, as the case may be.

Fixed Rate Note: If an Interest Payment Date or Maturity with respect to any Fixed Rate Note falls on a day that is not a Business Day, the required payment need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such day, and no interest shall accrue on such payment for the period from and after such day to the next succeeding Business Day.

Floating Rate Note: If any Interest Payment Date other than Maturity with respect to any Floating Rate Note would otherwise fall on a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that in the case of a LIBOR Note or a EURIBOR Note, if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If Maturity with respect to a Floating Rate Note falls on a day that is not a Business Day, the required payment to be made on such day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such day, and no interest shall accrue on such payment for the period from and after Maturity to the next succeeding Business Day.

Calculation of Interest:	In the case of Fixed Rate Notes, interest (including payments for partial periods) will be calculated and paid on the basis of a 360-day year of twelve 30-day months. The interest rate on each Floating Rate Note will be calculated by reference to the specified Base Rate (or Base Rates) plus or minus the applicable Spread, if any, and/or multiplied by the applicable Spread Multiplier, if any. Unless otherwise provided in the applicable Pricing Supplement, interest on each Floating Rate Note will be calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. Unless otherwise provided in the applicable Pricing Supplement, the interest factor for each such day is computed by dividing the interest rate applicable to such date by 360 if the CD Rate, Commercial Paper Rate, Federal Funds Rate, LIBOR, EURIBOR or Prime Rate is an applicable Base Rate, or by the actual number of days in the year if the CMT Rate, CMS

Rate or Treasury Rate is an applicable Base Rate. As provided in the applicable Pricing Supplement, the interest factor for Notes for which the interest rate is calculated with reference to two or more Base Rates will be calculated in each period in the same manner as if only the lowest, highest or average of the applicable Base Rates applied.

The applicable Pricing Supplement will designate a fixed rate of interest per annum payable on a Fixed Rate Note. Unless otherwise provided in the applicable Pricing Supplement, Floating Rate Notes will bear interest at a rate or rates determined by reference to the CD Rate, the CMT Rate, the CMS Rate, the Commercial Paper Rate, the Federal Funds Rate, LIBOR, EURIBOR, the Prime Rate, the Treasury Rate or such other interest rate basis as may be set forth in the applicable Pricing Supplement, or by reference to two or more such rates, as adjusted by the Spread and/or Spread Multiplier, if any, applicable to such Floating Rate Notes.

Record Date:	Unless otherwise specified in the applicable Pricing Supplement, the Regular Record Date for a Note shall be the date 15 calendar days (whether or not a Business Day) preceding the applicable Interest Payment Date.

Interest Payment Dates:	Interest payments will be made on each Interest Payment Date commencing with the first Interest Payment Date following the Original Issue Date; provided, however, the first payment of interest on any Note originally issued between a Regular Record Date and an Interest Payment Date will occur on the Interest Payment Date following the next succeeding Regular Record Date.

Calculation of Amount Due at Maturity:	Upon redemption or acceleration of the Maturity of an Original Issue Discount Note, the amount payable shall be determined as indicated in the Pricing Supplement relating thereto.

The amount payable at Maturity of an Indexed Note shall be determined as indicated in the Pricing Supplement relating thereto.

Acceptance and Rejection of Offers:	Each Agent shall communicate to the Company, orally or in writing, each reasonable offer to purchase Notes from the Company received by it; provided, however, that each Agent shall have the right, in its discretion reasonably exercised, after notice to the Company, to reject any offer to purchase Notes through it in whole or in part. Each Agent shall also communicate to the Company, orally or in writing, each offer to purchase Notes from the Company it proposes to purchase as principal. Subject to the proviso contained in the second preceding sentence, the Company shall have the sole right to accept or reject any offer to purchase Notes from the Company, in whole or in part.

Notification of Parties:	Immediately after acceptance of an offer, the Company shall advise the Trustee, the Authenticating Agent, the Security Registrar, the Paying Agent and the Agent which presented such offer (the Presenting Agent) (and, in the case of Multi-Currency Notes, the Exchange Rate Agent and in the case of a Multi-Currency Indexed Note, the Exchange Rate Agent and Determination Agent) of the terms of the Notes (including the information set forth in Settlement Procedure A, below) in writing.

Preparation of Pricing Supplement:	If any offer to purchase a Note is accepted by the Company, the Company, with the approval of the Presenting Agent, will prepare a Pricing Supplement setting forth the terms of such Note and the plan of distribution thereof and file such Pricing Supplement with the Commission in accordance with Rule 424 under the United States Securities Act of 1933, as amended (the Securities Act). The Company will promptly deliver a copy of the applicable Pricing Supplement to (i) the Paying Agent, (ii) the Presenting Agent and (iii) the Trustee at the address set forth on the first page of this agreement.

Subject to receipt of sufficient copies thereof from the Company, the Presenting Agent will cause a Prospectus, the Prospectus Supplement and the applicable Pricing Supplement to be delivered to each purchaser of a Note in accordance with the requirements of the Securities Act and, if required, will file such documents with the NASD. In each instance that a Pricing Supplement is prepared, the Agents will affix each Pricing Supplement to a Prospectus, as supplemented by a Prospectus Supplement, prior to its use. Outdated Pricing Supplements, and the Prospectuses and Prospectus Supplements to which they are attached (other than those retained for files), will be destroyed by the Agents.

Delivery of Prospectus:	A copy of the most recent Prospectus, Prospectus Supplement and applicable Pricing Supplement must accompany or precede the earliest of (a) any written offer, (b) the written confirmation of a sale sent to a purchaser or his agent, (c) the delivery of any Note to a purchaser or his agent and (d) payment by the purchaser.

If notice of a change in the terms of the Notes is received by the Agent between the time an order for a Note is placed and the time written confirmation thereof is sent by the Agent to a customer or his agent, such confirmation shall be accompanied by a Prospectus and Pricing Supplement setting forth the terms in effect when the order was placed. The Agent will deliver a Prospectus Pricing Supplement as herein described with respect to each Note sold by it. The Company will make such delivery if such Book-Entry Note sold directly by the Company to a purchaser (other than the Agent).

Confirmation:	For each order to purchase a Note solicited by the Agent and accepted by or on behalf of the Company, the Agent will issue a confirmation to the purchaser, with a copy to the Company, setting forth the details set forth about and delivery and payment instructions.

Settlement:	The receipt of immediately available funds by the Company in payment for a Note and the authentication and delivery of such Note, shall constitute “settlement” with respect to such Note. Offers accepted by the Company will be settled from one to five Business Days after the trade date or at such time as the purchaser and the Company shall agree, pursuant to the applicable timetable for settlement under “Settlement Procedures” set forth in Part III or in Part IV hereof with respect to Book-Entry Notes and Certificated Notes, respectively. If Settlement Procedures A and B of the applicable Settlement Procedures with respect to a particular offer are not completed on or before the time set forth under the applicable “Settlement Procedures Time-table”, such offer shall not be settled until the Business Day following the completion of Settlement Procedures A and B or such later date as the purchaser and the Company shall agree.

In the event of a purchase of Notes by any Agent as principal, appropriate settlement details will be as agreed between the Agent and the Company pursuant to the applicable Terms Agreement.

Procedure for Changing Authorized Rates or Other Variable Terms:	When a decision has been reached to change the authorized interest rate on, or any other variable term of, any Notes offered by the Company, the Company will promptly advise the Agents and the Agents will forthwith suspend solicitation of offers to purchase Notes having previously authorized terms. The Agents may telephone the Company with recommendations as to the changed interest rates or other variable terms. At such time as the Company advises the Agents of the new range of permissible interest rates or other variable terms, the Agents shall begin solicitation of offers to purchase Notes bearing such terms. Until such time, only “indications of interest” may be recorded. Immediately after acceptance by the Company of an offer to purchase Notes at a new interest rate or new variable term or terms, the Company, the Presenting Agent, the Authenticating Agent, the Paying Agent and the Trustee shall follow the procedures set forth under the applicable Settlement Procedures. The foregoing shall in no way affect the Company’s right to suspend all solicitations of offers to purchase Notes as set forth in the Distribution Agreement and below.

Procedure for Rate Setting and Posting:	The Company and the Agent will discuss from time to time the aggregate principal amount of, the issuance price of, and the interest rates to be borne by, Notes that may be sold as a result of the solicitation of orders by the Agent. If the Company decides to set prices of, and rates borne by, any Notes in respect of which the Agent is to solicit orders (the setting of such prices and rates to be referred to herein as posting) or if the Company decides to change prices or rates previously posted by it, it will promptly advise the Agent of the prices and rates to be posted.

Suspension of Solicitation:	Subject to its representations, warranties and covenants contained in the Distribution Agreement, the Company may instruct any Agent to suspend solicitation of purchases at any time. Upon receipt of such instructions, such Agent will forthwith suspend solicitation of offers to purchase from the Company until such time as the Company has advised it that solicitation of offers to purchase may be resumed.

In the event that at the time the solicitation of offers to purchase from the Company is suspended (other than to change interest rates or other variable terms) there shall be any orders outstanding which have not been settled, the Company will promptly advise the Agents, the Agents’ counsel, the Authenticating Agent, the Paying Agent and the Trustee whether such orders may be settled and whether copies of the Prospectus as theretofore amended and/or supplemented as in effect at the time of the suspension may be delivered in connection with the settlement of such orders. The

Company will have the sole responsibility for such decision and for any arrangements which may be made in the event that the Company determines that such orders may not be settled or that copies of such Prospectus, as amended and/or supplemented, may not be so delivered.

PART IV: PROCEDURES FOR BOOK-ENTRY NOTES

     In connection with the qualification of Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Paying Agent will perform the custodial, document control and administrative functions described below, in accordance with its respective obligations under a Letter of Representation from the Company and the Security Registrar/Paying Agent to DTC, dated •, and a Medium-Term Note Certificate Agreement, dated •, between the Security Registrar/Paying Agent and DTC (the Certificate Agreement), and its obligations as a participant in DTC, including DTC’s Same-Day Funds Settlement System (SDFS).

Issuance:	All Fixed Rate Notes issued as Book-Entry Notes having the same Original Issue Date, interest rate and Started Maturity (collectively, the Fixed Rate Terms) will be represented initially by a single Global Note; all Floating Rate Notes issued in book-entry form having the same Original Issue Date, base rate upon which interest may be determined (each a Base Rate) (which may be the CD Rate, Commercial Paper Rate, the Federal Funds Rate, the Prime Rate, the CMT Rate, the CMS Rate, LIBOR, EURIBOR, or any other rate set forth by the Company and included in the applicable Pricing Supplement), Initial Interest Rate, Index Maturity, Spread or Spread Multiplier, if any, minimum interest rate, if any, maximum interest rate, if any, and Stated Maturity (collectively, the Floating Rate Terms) will be represented initially by a single Global Note; and all Indexed Notes issued in book-entry form having the same original Issue Date, index or indices upon which interest, premium or principal amount payable at Maturity may be determined (which may be any index or indices set forth by the Company and included in the applicable Pricing Supplement) and Stated Maturity (collectively, the Index Terms) will be represented initially by a single Global Note.

Each Global Note will be dated as of the date of its authentication by the Authentication Agent. Each Global Note will bear a date from which interest shall accrue (each, an Interest Accrual Date), which will be (a) with respect to an original Global Note, its Original Issue Date and (b) with respect to any Global Note issued subsequently upon exchange of a Global Note or in lieu of a mutilated, destroyed, lost or stolen Global Note, the most recent Interest Payment Date to which interest has been paid or duly provided for on the predecessor Global Note or Global Notes (or, if no such payment or provision has been made, the Original Issue Date of the predecessor Global Note or Global Notes), regardless of the date of authentication of such subsequently issued Global Note. No Global Note will represent any Certificated Note.

Identification:	The Company has arranged with the CUSIP Service Bureau of Standard & Poor’s Corporation (the CUSIP Service Bureau) for the reservation of approximately 900 CUSIP numbers for future assignment to Global Notes, and the Company has delivered to the Security Registrar, the Trustee and DTC a list of such CUSIP numbers. The Security Registrar will assign CUSIP numbers to Global Notes as described below under Settlement Procedure B. DTC will notify the CUSIP Service Bureau periodically of the CUSIP numbers that the Security Registrar has assigned to Global Notes. The Security Registrar will notify the Company at any time when fewer than 100 of the reserved CUSIP numbers remain unassigned to Global Notes, and, if it deems necessary, the Company will arrange with the CUSIP Service Bureau to reserve additional CUSIP numbers for assignments to Global Notes. Upon obtaining such additional CUSIP numbers, the Company will arrange for the delivery of a list of such additional numbers to the Security Registrar, the Trustee and DTC. Book-Entry Notes having an aggregate principal amount in excess of $500,000,000 and otherwise required to be represented by the same Global Note will instead be represented by two or more Global Notes which shall all be assigned the same CUSIP number.

Registration:	Each Global Note will be registered in the name of Cede & Co., as nominee for DTC, on the register maintained by the Security Registrar. The beneficial owner of a beneficial interest in a Global Note (or one or more indirect participants in DTC designated by such owner) will designate one or more participants in DTC (with respect to such Global Note, the Participants) to act as agent for such beneficial owner in connection with the book-entry system maintained by DTC, and DTC will record in book-entry form, in accordance with instructions provided by such Participants, a credit balance with respect to such Global Note in the account of such Participants. The ownership interest of such beneficial owner in such Global Note will be recorded through the records of such Participants or through the separate records of such Participants and one or more indirect participants in DTC.

Transfers:	Transfers of a Book-Entry Note will be accomplished by book entries made by DTC and, in turn, by Participants (and, in certain cases, one or more indirect participants in DTC) acting on behalf of beneficial transferors and transferees of such Book-Entry Note.

Consolidations of Global Notes:	The Security Registrar may deliver to DTC and the CUSIP Service Bureau at any time a written notice specifying (i) the CUSIP numbers of two or more Global Notes outstanding on such date that represent Book-Entry Notes having the same terms (other than Original Issue Dates and Authentication Dates) and for which interest has been paid to the same date; (ii) a date, occurring at least 30 days after such written notice is delivered and at least 30-days before the next Interest Payment Date for the related Global Notes, on which such Global Notes shall be exchanged for a single replacement Global Note; and (iii) a new CUSIP number obtained from the Company, to be assigned to such replacement Global Note. Upon receipt of such a notice, DTC will send to its Participants (including the Security Registrar) a written reorganization notice to the effect that such exchange will occur on such date. Prior to the specified exchange date, the Security Registrar will deliver to the CUSIP Service Bureau written notice setting forth such exchange date and the new CUSIP number and stating that, as of such exchange date, the CUSIP numbers of the Global Notes to be exchanged will no longer be valid. On the specified exchange date, the Security Registrar will exchange such Global Notes for a single Global Note bearing the new CUSIP number and the CUSIP numbers of the exchanged Global Notes will, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned.

Notwithstanding the foregoing, if the Global Notes to be exchanged exceed $500,000,000 in aggregate principal amount, one replacement Global Note will be authenticated and issued to represent each $500,000,000 of principal amount of the exchanged Global Notes and an additional Global Note or Global Notes will be authenticated and issued to represent any remaining principal amount of such Global Notes (see “Denominations” below).

Exchange for Certificated Notes:	A Global Note is exchangeable for Certificated Notes in registered form and of like tenor only if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary for such Global Note or DTC ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934, as amended (the Exchange Act), (ii) there shall have occurred and be continuing an Event of Default with respect to the Notes evidenced by such Global Note or (iii) there shall exist such other circumstances, if any, as have been specified as contemplated by Section 301 of the Indenture. Notwithstanding the foregoing, a Global Note to which the restriction set forth in the preceding sentence shall have ceased to apply may be transferred only to, and may be registered and exchanged for Notes registered only in the name or names of, such Person or Persons as DTC shall direct and no transfer thereof other than such a transfer may be registered. Any Global Note that is exchangeable pursuant to the second preceding sentence shall be exchangeable in whole for Certificated Notes in registered form and of like tenor, in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof. Except as provided above, beneficial owners of beneficial interests in such Global Note will not be entitled to receive physical delivery of Certificated Notes and will not be considered Holders thereof. Except as provided above, no Global Note or Global Notes shall be exchangeable, except as a whole by DTC or its nominee for a Global Note or Global Notes of like denomination to be registered in the name of DTC or a nominee of DTC.

Denominations:	Unless otherwise provided in the applicable Pricing Supplement, Global Notes will be issued in denominations of $5,000 and integral multiples of $1,000. Global Notes will not be denominated in excess of $500,000,000 (or the equivalent thereof in one or more foreign or composite currencies) aggregate principal amount. If one or more Global Notes are issued in excess of $500,000,000 (or the equivalent thereof in one or more foreign or composite currencies) aggregate principal amount and would, but for the preceding sentence, be represented by a single Global Note, then one Global Note will be issued to represent each $500,000,000 (or the equivalent thereof in one or more foreign or composite currencies) aggregate principal amount of such Global Notes and an additional Global Note or Notes will be issued to represent any remaining aggregate principal amount of such Note or Notes issued in book-entry form. In such a case, each of the Global Notes representing Notes issued in book-entry form shall be assigned the same CUSIP number.

Interest:	General. DTC will arrange for each pending deposit

message described under Settlement Procedure C below to be transmitted to Standard & Poor’s Corporation (S&P), which will use the information in the message to include certain terms of the related Book-Entry Note in the appropriate daily bond report published by S&P.

Notice of Interest Payments and Regular Record Dates. On the first Business Day of any month in which an Interest Payment Date with respect to Floating Rate Book-Entry Notes occurs, the Paying Agent will deliver to the Company and DTC a written list of all Interest Payment Dates and the related Regular Record Dates that will occur during such month. Promptly after each Interest Determination Date for Floating Rate Book-Entry Notes, the Paying Agent will notify S&P of the interest rates determined on such Interest Determination Date.

Payments of Principal and Interest:	Payments of Interest Only. Promptly after each Regular Record Date, the Paying Agent will deliver to the Company and DTC a written notice specifying by CUSIP number the amount of interest to be paid on each Global Note on the following Interest Payment Date (other than an Interest Payment Date coinciding with Maturity) and the total of such amounts. DTC will confirm the amount payable on each Global Note on such Interest Payment Date by reference to the daily bond reports published by S&P. On such Interest Payment Date, the Company will instruct the Paying Agent to withdraw funds from its account maintained with the Paying Agent equal to, and the Paying Agent in turn will pay to DTC, such total amount of interest due (other than at Maturity), at the times and in the manner set forth below under “Manner of Payment”.

Payments at Maturity or Upon Redemption. On or about the first Business Day of each month, the Paying Agent will deliver to the Company and DTC a written list of principal, and any interest and premium to be paid on each Global Note maturing either at Stated Maturity or on a Redemption Date in the following month. The Paying Agent, the Company and DTC will confirm the amounts of such principal, and any interest and premium payments with respect to a Global Note on or about the fifth Business Day preceding the Maturity of such Global Note. At such Maturity, the Company will pay to the Paying Agent, and the Paying Agent in turn will pay to DTC, the principal amount of such Global Note, together with any interest and premium due at such Maturity, at the times and in the manner set forth below under “Manner of Payment”. On the first Business Day of each month, the Paying Agent will deliver to the Company, the Authenticating Agent, the Security Registrar and the Trustee a written statement indicating the total principal amount of Outstanding Global Notes as of the immediately preceding Business Day.

Foreign Currency. If an issue of Notes is denominated in a currency other than the U.S. dollar, the Company will make payments of principal and any interest in the currency in which the Notes are denominated (the foreign currency) or in U.S. dollars. DTC has elected to have all such payments of principal and interest in U.S. dollars unless notified by any of its Participants through which an interest in the Notes is held that it elects, in accordance with and to the extent permitted by the applicable Pricing Supplement and the Note, to receive such payment of principal or interest in the foreign payments at Maturity or Upon Redemption. On or about the first Business Day of each month, the Paying Agent will, with respect to the Global Notes for which it acts as Paying Agent, deliver to the Company, DTC and the Trustee a written list of principal and interest to be paid on each Global Security maturing either at Maturity or on a Redemption Date in the following month. The Paying Agent for each Global Note, the Company and will confirm the amounts of such principal and interest payments with respect to each such Global Note on or about the fifth Business Day preceding the Maturity Date or Redemption Date of such Global Note. On or before such Maturity Redemption, the Company will pay to the Paying Agent for the Notes represented by such Global Note the principal amount or redemption price of such Global Note, together with interest due at such Maturity or redemption in the manner set forth below under “Manner of Payment” the Paying Agent will pay such amount to DTC at the times and in the manner set forth below under “Manner of Payment.”

Promptly after payment to DTC of the principal and interest or redemption price due on the Maturity Date or Redemption Date of such Global Note, the Trustee for such Global Note will cancel and dispose of such Global Note in accordance with the applicable Indenture and, if requested, deliver a certificate of disposal to the Company.

Manner of Payment. The total amount of any

principal, and any interest and premium due on Global Notes on any Interest Payment Date or at Maturity shall be paid by the Company to the Paying Agent in funds available for use by the Paying Agent as of 12:00 p.m., London time, on such date. The Company will make such payment on such Global Notes by instructing the Paying Agent to withdraw funds from an account maintained by the Company at the Paying Agent. The Company will confirm such instructions in writing to the Paying Agent. Prior to 12:00 p.m., London time, on such date, the Paying Agent will pay by wire transfer to DTC (using Fedwire message entry instructions in a form previously specified by DTC) to an account at the Federal Reserve Bank of New York previously specified by DTC, in funds available for immediate use by DTC, each payment of principal and any interest and premium due on a Global Note on such date. Thereafter, on such date, DTC will pay, in accordance with its SDFS operating procedures then in effect, such amounts in funds available for immediate use to the respective Participants in whose names the related Global Notes are recorded in the book-entry system maintained by DTC.

None of the Company, the Trustee, the Paying Agent or any agent of the Company, the Trustee or the Paying Agent will have any responsibility or liability for the payment by DTC of the principal of, and any interest and premium on, the Book-Entry Notes to such Participants.

Withholding Taxes. The amount of any taxes required under applicable law to be withheld from any interest payment on a Book-Entry Note will be determined and withheld by the Participant, indirect participant in DTC or other Person responsible for forwarding payments and materials directly to the beneficial owner of such Book-Entry Note.

Procedures upon Company’s Exercise of Option Reset or Optional Extension of Maturity:	Company Notice to the Security Registrar and the Trustee regarding Exercise of Optional Reset. Not less than 45 or more than 60 days before an Optional Reset Date as set forth in a Global Note, the Company will notify the Security Registrar and the Trustee for such Global Note whether it is exercising its option to reset the interest rate or Spread or Spread Multiplier, as the case may be, for such Global Note, and if so, (i) the new interest rate or Spread or Spread Multiplier, as the case may be, for such Global Note during the period from such Optional Reset Date to the next Optional Reset Date as set forth in such Global Note or, if there is no such next Optional Reset Date, to the Stated Maturity such Global Note (the Subsequent Interest Period); and (ii) the provisions, if any, for redemption of such Global Note during such Subsequent Interest Period, including the date or dates on which or the period or periods during which such redemption may occur during such Subsequent Interest Period.

Company Notice to the Security Registrar and the Trustee regarding Exercise of Optional Extension of Maturity. If the Company elects to exercise an option, as set forth in a Global Note, to extend the Stated Maturity of such Note, it will so notify the Security Registrar and the Trustee for such Global Note no less than 45 or more than 60 days before the Stated Maturity of such Global Note, and will further indicate (i) the new stated Maturity; (ii) the interest rate or Spread or Spread Multiplier, as the case may be, applicable to the extension period; and (iii) the provisions, if any, for redemption of such Global Note during such extension period, including the date or dates on which or the period or periods during which such redemption may occur during such extension period.

Security Registrar Notice to DTC regarding Company’s Exercise of Optional Extension or Reset. Upon receipt of notice from the Company regarding the Company’s exercise of either an optional extension of maturity or an optional reset, the Security Registrar for the Global Note will deliver a notice to DTC not less than 40 days before the Optional Reset Date (in which case a Reset Notice) or the Stated Maturity (in which case an Extension Notice), as the case may be, which Reset Notice or Extension Notice shall identify such Global Note by CUSIP number and shall contain the information required by the terms of the Global Note.

Security Registrar Notice to Company regarding Option to be Repaid. If, after receipt of either a Reset Notice or an Extension Notice, DTC exercises the option for repayment by tendering the Global Note to be repaid as set forth in such Note, the Security Registrar for such Global Note shall give notice to the Company not less than 22 days before the Optional Reset Date or the old Stated Maturity, as the case may be, of the principal amount of Global Notes to be repaid on such Optional Reset Date or old Stated Maturity, as the case may be.

Company Notice regarding New Interest Rate or

Spread or Spread Multiplier. If the Company elects to revoke the interest rate or Spread or Spread Multiplier provided for in the Reset Notice and establish a higher interest rate or Spread or Spread Multiplier for an Optional Reset Period or extension period, as the case may be, it shall, less than 20 days before such Optional Reset Date or old Stated Maturity, so notify the Security Registrar and the Trustee for the affected Global Note. The Security Registrar will immediately thereafter notify DTC of the new interest rate or Spread or Spread Multiplier applicable to such Global Note.

Security Registrar Notice to Company regarding DTC Revocation of Option to be Repaid. If, after DTC has tendered any Global Note for repayment pursuant to a Extension Notice or an Reset Notice, DTC then revokes such tender for repayment, the Security Registrar for such Global Note shall give notice to the Company not less than five days prior to the Stated Maturity or Optional Reset Date, as the case may be, of such revocation and of the principal amount of Global Note for which tender for repayment has been revoked.

Deposit of Repayment Price. On or before any old Stated Maturity where the Maturity has been extended, and on or before any Optional Reset Date the Company shall deposit with the Paying Agent an amount of money sufficient to pay the principal amount, plus interest accrued to such old Stated Maturity or Optional Reset Date, as the case may be, for the Global Note or portions thereof for which such Paying Agent serves as Paying Agent and which are to repaid on such old Stated Maturity or Optional Reset Date, as the case may be. The Paying Agent will use such money to repay such Global Note pursuant to the terms set forth in such Notes.

Procedures upon Company’s Exercise of Optional Redemption:	Company Notice to Trustee, Paying Agent and Security Registrar regarding Exercise of Optional Redemption. At least 45 days prior to the date on which it intends to redeem a Global Note, the Company will notify the Trustee, the Paying Agent and the Security Registrar, for such Global Note that it is exercising such option with respect to such Global Note on such date and the redemption price of such Global Note.

Security Registrar Notice to DTC regarding Company’s Exercise of Optional Redemption. After receipt of notice that the Company is exercising its option to redeem a Global Note, the Security Registrar will, at least 30 days before the Redemption Date for such Global Note, hand deliver to DTC a notice identifying such Global Note by CUSIP number and informing DTC of the Company’s exercise of such option with respect to such Global Note.

Deposit of Redemption Price. On or before any Redemption Date, the Company shall deposit with the Paying Agent an amount of money sufficient to pay the redemption price, plus interest accrued to such Redemption Date, for all the Global Note or portions thereof for which such Paying Agent serves as Paying Agent and which are to be repaid on such Redemption Date. The Paying Agent will use such money to repay such Global Note pursuant to the terms set forth in such Notes.

Payments of Principal and Interest Upon Exercise of Optional Repayment (Except Pursuant to Company’s Exercise of Optional Reset or Optional Extension):	Security Registrar Notice to Company of Option to be Repaid. Upon receipt of notice of exercise of the option for repayment and the Global Securities representing the Global Note so to be repaid as set forth in such Notes, the Security Registrar for such Global Note shall (unless such notice was received pursuant to the Company’s exercise of an optional reset or an optional extension of maturity, in each of which cases the relevant procedures set forth above are to be followed) give notice to the Company not less than 20 days prior to each Optional Repayment Date of such Optional Repayment Date and of the principal amount of Global Note to be repaid on such Optional Repayment Date.

Deposit of Repayment Price. On or prior to any Optional Repayment Date, the Company shall deposit with the Paying Agent an amount of money sufficient to pay the optional repayment price, and accrued interest thereon to such date, of all the Global Note or portions thereof which are to be repaid on such date. The Paying Agent will use such money to repay such Global Note pursuant to the terms set forth in such Notes.

Settlement Procedures:	Settlement Procedures with regard to each Book-Entry Note sold by each Agent, as agent of the Company, will be as follows:

A.	The Presenting Agent will advise the Company by facsimile of the following settlement information:

1.	Exact name in which the Global Note

is to be registered (the Global Registered Owner).

2.	Exact address or addresses of the Global Registered Owner for delivery, notices and payments of principal, and any interest and premium.

3.	Taxpayer identification number of the Global Registered Owner.

4.	Principal amount of the Global Note or, in the event an indexed note or an Asset Linked Note is issued, the specified index or underlying asset, if any, the method of calculating the principal amount due at Maturity and any other relevant provisions relating thereto.

5.	Fixed Rate Notes:

(a)	interest rate;

(b)	interest payment dates;

(c)	exchange rate agent; and

(d)	record dates.

Floating Rate Notes:

(a)	interest rate basis;

(b)	initial interest rate;

(c)	spread or spread multiplier, if any;

(d)	interest rate reset dates;

(e)	interest rate reset period;

(f)	interest payment dates;

(g)	interest payment period;

(h)	index maturity;

(i)	calculation agent;

(j)	exchange rate agent;

(k)	maximum interest rate, if any;

(l)	minimum interest rate, if any;

(m)	calculation date;

(n)	interest determination dates; and

(o)	record dates.

Indexed Notes or Asset Linked Notes (each as applicable):

(a)	reference interest rate;

(b)	base interest rate;

(c)	interest payment dates;

(d)	determination agent;

(e)	exchange rate agent;

(f)	initial spot rate;

(g)	initial interest rate;

(h)	settlement currency;

(i)	index, currency or commodity;

(j)	base currency;

(k)	divisor;

(l)	base rate;

(m)	indexed component;

(n)	option factor;

(o)	maximum adjustment; and

(p)	type (futures or option).

6.	Price to public of the Book-Entry Note.

7.	Trade date.

8.	Settlement Date (Original Issue Date).

9.	Stated Maturity.

10.	Specified currency(ies)

11.	Amortization provisions, if any.

12.	Redemption, repayment and extension terms, if any.

13.	Sinking fund terms, if any.

14.	Original Issue Discount and related provisions, if any.

15.	Net proceeds to the Company.

16.	Presenting Agent’s commission determined as provided in the Distribution Agreement.

17.	Wire transfer instructions.

18.	Any other relevant provisions relating to the Book-Entry Note, including as set forth in the form pricing supplement.

B.	The Company will advise the Security Registrar and the Paying Agent by facsimile or by electronic transmission of the above settlement information received from the Presenting Agent and the name of the Presenting Agent. The Security Registrar will assign a CUSIP number to the Global Note representing such Book-Entry Note and advise the Presenting Agent of such CUSIP number.

C.	The Security Registrar will communicate to DTC and the Presenting Agent, through DTC’s Participant Terminal System, a pending deposit message specifying the following settlement information:

1.	The information set forth in Settlement Procedure A.

2.	Identification numbers of the participant accounts maintained by DTC on behalf of the Security Registrar and the Presenting Agent.

3.	Identification as a Fixed Rate Book-Entry Note, Floating Rate Book-Entry Note or Indexed Book-Entry Note.

4.	Initial Interest Payment Date for such Book-Entry Note, number of days by which such date succeeds the related record date for DTC purposes (or, in the case of Floating Rate Book-Entry Notes which reset daily or weekly, the date five calendar days preceding the Interest Payment Date) and, if then able to be calculated, the amount of interest payable on such Interest Payment Date (which amount shall have been confirmed by the Paying Agent).

5.	The interest payment period.

6.	CUSIP number of the Global Note.

7.	Whether such Global Note represents any other Book-Entry Note.

D.	The Company will complete and deliver to the Authenticating Agent a Global Note representing such Book-Entry Note in a form that has been approved by the Company, the Presenting Agent, the Authenticating Agent, the Security Registrar, the Paying Agent and

the Trustee.

E.	The Authenticating Agent will authenticate the Global Note representing such Book-Entry Note.

F.	DTC will hold the Book-Entry Note in escrow pending instructions to credit such Book-Entry Note to the participant account of the Security Registrar maintained by DTC. Upon receipt of such instructions from the Security Registrar, DTC will credit such Book-Entry Note to the participant account of the Security Registrar maintained by DTC.

G.	The Security Registrar will enter an SDFS delivery order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Note to the Security Registrar’s participant account and credit the Book-Entry Note to the participant account of the Presenting Agent maintained by DTC and (ii) to debit the settlement account of the Presenting Agent and credit the settlement account of the Security Registrar maintained by DTC, in an amount equal to the price of the Book-Entry Note less such Presenting Agent’s commission. Any entry of such a delivery order shall be deemed to constitute a representation and warranty by the Security Registrar to DTC that (i) the Global Note representing such Book-Entry Note has been issued and authenticated and (ii) the Security Registrar is holding the Book-Entry Note pursuant to the Medium-Term Note Certificate Agreement between the Security Registrar and DTC.

H.	Unless purchasing such note as principal, the Presenting Agent will enter an SDFS delivery order through DTC’s Participant Terminal System instructing DTC (i) to debit the Book-Entry Note to the Presenting Agent’s participant account and credit the Book-Entry Note to the participant accounts of the relevant Participants maintained by DTC and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Presenting Agent maintained by DTC, in an amount equal to the initial public offering price of such Book-Entry Note.

I.	Transfers of funds in accordance with SDFS delivery orders described in Settlement Procedures G and H will be settled in accordance with SDFS operating procedures in effect on the Settlement Date.

J.	The Security Registrar will credit to an account of the Company maintained at the Security Registrar funds available for immediate use in the amount transferred to the Security Registrar in accordance with settlement Procedure G.

K.	The Security Registrar will send a copy of the Global Note representing such Book-Entry Note by (i) electronic transmission (including facsimile) or (ii) send a Stub from a four-ply Note Packet (if the Global Note representing such Book-Entry Note is in such form) to the Company together with a statement setting forth the principal amount of Global Notes Outstanding as of the related Settlement Date after giving effect to such transaction and all other offers to purchase Global Notes of which the Company has advised the Security Registrar but which have not yet been settled.

L.	Unless purchasing the note as principal, the Presenting Agent will confirm the purchase of such Book-Entry Note to the purchaser either by transmitting to the Participant with respect to such Book-Entry Note a confirmation order through DTC’s Participant Terminal System or by mailing a written confirmation to such purchaser.

M.	Monthly, the Security Registrar will send to the Company a statement setting forth the principal amount of Registered Notes outstanding as of the date of such statement and setting forth brief description of any sales of which the Company has advised the Security Registrar but which have not yet been settled.

Settlement Procedures Timetable:	For offers of Book-Entry Notes accepted by the Company, Settlement Procedures A through L set forth above shall be completed as soon as possible but not later than the respective times (New York City time) set forth below:

Settlement
Procedure	Time
A-B	11:00 a.m. on the trade date

C	2:00 p.m. on the trade date

D	3:00 p.m. on the Business Day before the Settlement Date

E	9:00 a.m. on the Settlement Date

F	10:00 a.m. on the Settlement Date

G-H	No later than 2:00 p.m. on the Settlement Date

I	4:45 p.m. on the Settlement Date

J-L	5:00 p.m. on the Settlement Date

If a trade is to be settled more than one Business Day after the trade date, Settlement Procedures A, B and C may, if necessary, be completed at any time prior to the specified times on the first Business Day after such trade date. In connection with a trade which is to be settled more than one Business Day after the trade date, if the Initial Interest Rate for a Floating Rate Book-Entry Note is not known at the time that Settlement Procedure A is completed, Settlement Procedures B and C shall be completed as soon as such rate has been determined, but no later than 11:00 a.m. and 2:00 p.m., New York City time, respectively, on the second Business Day before the Settlement Date. Settlement Procedure I is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the Settlement Date.

If settlement of a Book-Entry Note is rescheduled or canceled, the Company will, as soon as practicable,

give the Security Registrar notice to such effect and the Security Registrar will deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 2:00 p.m., New York City time, on the Business Day immediately preceding the scheduled Settlement Date (provided the Security Registrar has received such notice from the Company by 12:00 noon, New York City time, on the Business Day preceding the Settlement Date).

Failure to Settle:	If the Security Registrar fails to enter an SDFS delivery order with respect to a Book-Entry Note pursuant to Settlement Procedure G, the Security Registrar may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-Entry Note to the participant account of the Security Registrar maintained at DTC. DTC will process the withdrawal message, provided that such participant account contains a principal amount of the Global Note representing such Global Note that is at least equal to the principal amount to be debited. If withdrawal messages are processed with respect to all the Book-Entry Notes represented by a Global Note, the Security Registrar will mark such Global Note “canceled”, make appropriate entries in its records and deliver such canceled Global Note to the Company. The CUSIP number assigned to such Global Note shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned. If withdrawal messages are processed with respect to a portion of the Global Notes represented by a Global Note, the Security Registrar will exchange such Global Note for two Global Notes, one of which shall represent the Book-Entry Notes for which withdrawal messages are processed and shall be canceled immediately after issuance, and the other of which shall represent the other Book-Entry Notes previously represented by the surrendered Global Note and shall bear the CUSIP number of the surrendered Global Note.

If the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Book-Entry Note by the beneficial purchaser thereof (or a Person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the Presenting Agent may enter SDFS delivery orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedures G and H, respectively, and shall notify the Company and the Security Registrar.

Thereafter, the Security Registrar will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to a Global Note representing other Book-Entry Notes, the Security Registrar, the Authenticating Agent and the Trustee will provide, in accordance with Settlement Procedures D and E, for the authentication and issuance of a Global Note representing such remaining Book-Entry Notes and will make appropriate entries in their records.

PART V: PROCEDURES FOR CERTIFICATED NOTES

Denominations:	The Notes, other than Multi-Currency Notes, will be issued in denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. Unless otherwise specified in the applicable Pricing Supplement, the authorized denominations for any Multi-Currency Note will be the amount of the Specified Currency for such Note equivalent, at the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for such Specified Currency on the Business Day immediately preceding the date on which the Company accepts the offer to purchase such Note, to U.S.$100,000 (rounded down to an integral multiple of 10,000 units of such Specified Currency) and any larger amount that is an integral multiple of 10,000 units of such Specified Currency.

Identification:	The Security Registrar shall arrange for the assignment of a CUSIP number for each Certificated Note and shall provide the Presenting Agent with such CUSIP numbers.

Transfer or Exchange:	Certificated Notes may be presented for registration of transfer or exchange at the Corporate Trust Office of the Security Registrar in The City of London.

Payments of Principal and Interest:	Upon presentation and delivery of the Note, other than a Multi-Currency Note, the Paying Agent will pay the principal amount of such Note at Maturity and the final installment of interest in immediately available funds. All interest payments on a Note (other than a Multi-Currency Note), other than interest due at

Maturity, will be made by check to the Person in whose name such Note is registered at the close of business on the Record Date for such Note. However, Holders of U.S.$10,000,000 or more in aggregate principal amount of Notes (or the equivalent thereof in other currencies or currency units) (whether having identical or different terms and provisions) shall be entitled to receive payments of interest, other than at Maturity, by wire transfer of immediately available funds if appropriate wire transfer instructions have been received by the Paying Agent not less than 10 days prior to the applicable Interest Payment Date. Any payment of principal or any interest and premium required to be made on an Interest Payment Date or at Maturity of a Note which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date or Maturity, except that, in the case of a payment of interest other than at Maturity, if such Note is a LIBOR Note or a EURIBOR Note and such Business Day is in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day with the same force and effect as if made on such Interest Payment Date.

For special provisions relating to Multi-Currency Notes, see the applicable Pricing Supplement.

Notes presented to the Paying Agent at Maturity for payment will be canceled by the Paying Agent. All canceled Notes shall be delivered by the Paying Agent to the Company.

Payments of Interest:	The Paying Agent will pay the principal amount of each Certificated Note at Maturity or upon redemption upon presentation and surrender of such Note to the Paying Agent. Such payment, together with payment of interest due at Maturity or upon redemption of such Note, will be made in funds available for immediate use by the Paying Agent and in turn by the holder of such Note. Certificated Notes presented to the Paying Agent at Maturity or upon redemption for payment will be canceled and destroyed by the Paying Agent, and a certificate of destruction will be delivered to Company. All interest payments on a Certificated Note (other than interest due at Maturity or upon redemption) will be made by check drawn on the Paying Agent (or another person appointed by the Paying Agent) and mailed by the Paying Agent to the person entitled thereto as provided in such Note and the applicable Indenture; provided, however, that any holder of $10,000,000 or more of Notes having the same Interest Payment Dates will, upon written request prior to the Regular Record Date in respect of a Interest Payment Date, be entitled to receive payment by wire transfer of immediately available funds. Following each Regular Record Date, the Paying Agent will furnish the Company with a list of interest payments to be made on the following Interest Payment Date for each Certificated Note and in total for all Certificated Notes. Interest at Maturity or upon redemption will be payable to the person to whom the payment of principal is payable the Paying Agent will provide monthly to the Company lists of principal and interest, to the extent ascertainable, to be paid on Certificated Notes maturing or to be redeemed in the next month.

The Company will be responsible for withholding taxes on interest paid on Certificated Notes as required by applicable law.

Procedures upon Company’s Exercise of Optional Reset or Extension of Maturity:	Company Notice to the Security Registrar and Trustee regarding Exercise of Optional Reset. Not less than 45 or more than 60 days before an Optional Reset Date as set forth a Certificated Note, the Company will notify the Security Registrar and the Trustee for such Certificated Note whether it is exercising its option to reset the interest rate Spread or Spread Multiplier, as the case may be, for such Certificated Note, and if so, (i) the new interest rate or Spread or Spread Multiplier, as the case may be, for such Certificated Note during the period from such Optional Reset Date to the next Optional Reset Date as set forth in such Certificated Note or, if there is no such next Optional Reset Date, to the Stated Maturity of such Certificated Note (the Subsequent Interest Period); and (ii) the provisions, if any, for redemption of such Certificated Note during such Subsequent Interest Period, including the date or dates on which or the period or periods during which such redemption may occur during such Subsequent Interest Period.

Company Notice to the Security Registrar and Trustee regarding Exercise of Optional Extension of Maturity. If the Company elects to exercise an option, as set forth in a Certificated Note, to extend the Stated Maturity such Note, it will so notify the Security

Registrar and the Trustee for such Certificated Note not less than 45 or more than days before the Stated Maturity of such Certificated Note, and will further indicate (i) the new Stated Maturity; (ii) the interest rate Spread or Spread Multiplier, as the case may be, applicable to the extension period; and (iii) the provisions, if any, for redemption of such Certificated Note during such extension period, including the date or dates on which or the period or periods during which such redemption may occurred during such extension period.

Security Registrar Notice to Holders regarding Company’s Exercise of Optional Extension or Reset. Upon receipt of notice from the Company regarding the Company’s exercise of either an optional extensive of maturity or an optional reset, the Security Registrar for the Certificated Note will mail a notice, first class, postage prepaid, to the Holder of the Certificated Note not less than 40 days before the Optional Reset Date (in which case a Reset Notice) or the Stated Maturity (in which case an Extension Notice), as the case may be, which Reset Notice or Extension Notice shall contain the information required by the terms of the Certificated Note.

Security Registrar Notice to Company regarding Option to be Repaid. If, after receipt of either a Reset Notice or an Extension Notice, any Holder of a Certificated Note exercises the option for repayment by tendering the Certificated Note to be repaid as set forth in the Certificated Note, the Security Registrar for such Certificated Note shall give notice to the Company not less than 22 days before the Optional Reset Date, or the old Stated Maturity, as the case may be, of the principal amount of Certificated Notes to be repaid on such Optional Reset Date or old Stated Maturity, as the case may be.

Company Notice regarding New Interest Rate or New Spread or Spread Multiplier. If the Company elects to revoke the interest rate or Spread or Spread Multiplier and establish a higher interest rate Spread or Spread Multiplier for an Optional Reset Period or extension period, as the case may be, shall, not less than 20 days before such Optional Reset Date or old Stated Maturity, so notify the Security Registrar and the Trustee for the affected Certificated Note. The Security Registrar will immediately thereafter notify the Holder of such Certificated Note, by first class mail, postage prepaid, of the new higher interest rate or Spread or Spread Multiplier applicable to such

Certificated Note.

Security Registrar Notice to Company regarding Holder Revocation of Option to be Repaid. If, after the Holder of a Certificated Note has tendered such Note for repayment pursuant to an Extension Notice or a Reset Notice, such Holder revokes such tender for repayment, the Security Registrar for such Certificated Note shall give notice to the Company not less than five days prior to the Stated Maturity or Option Reset Date, as the case may be, of such revocation and of the principal amount of Certificated Note for which tender for repayment has been revoked.

Deposit of Repayment Price. On or before any old Stated Maturity where the Maturity has been extended, and on or before any Optional Reset Date the Company shall deposit with the Paying Agent an amount of money sufficient to pay the principal amount, plus interest accrued to such old Stated Maturity or Optional Reset Date, as the case may be, for the Certificated Notes or portions thereof for which such Paying Agent serves as Paying Agent and which are to be repaid on such old Stated Maturity or Optional Reset Date, as the case may be. The Paying Agent will use such money to repay such Certificated Notes pursuant to the terms set forth in such Notes.

Procedures upon Company’s Exercise of Optional Redemption:	Company Notice to the Security Registrar and Trustee regarding Exercise of Optional Redemption. At least 45 days prior to the date on which it intends to redeem a Certificated Note, the Company will notify the the Security Registrar and Trustee for such Certificated Note that it is exercising such option with respect to such Note on such date.

Security Registrar Notice to Holders regarding Company’s Exercise of Optional Redemption. After receipt of notice that the Company is exercising its option redeem a Certificated Note, the Security Registrar for such Certificated Note will, at least 30 days before Redemption Date for such Certificated Note, mail notice, first class, postage prepaid, to the Holder of such Certificated Note, informing such Holder the Company’s exercise of such option with respect to such Certificated Note.

Payments of Principal and Interest Upon Repayment (Except Pursuant to Company’s Exercise of Optional Reset or Optional	Security Registrar Notice to Company of Option to be Repaid. Upon receipt of notice of exercise of the option for repayment and the Certificated Notes to be repaid as set forth in such Notes, the Security Registrar for such Certificated Notes shall (unless such notice

Extension):	was received pursuant to the Company’s exercise of an optional reset or an optional extension of maturity, in each of which cases the relevant procedures set forth above shall be followed) give notice to the Company not less than 20 days prior to each Optional Repayment Date of such Optional Repayment Date and of the principal amount of Certificated Notes to be repaid on such Optional Repayment Date.

Settlement Procedures:	Settlement Procedures with regard to each Certificated Note purchased through any Agent, as agent, shall be as follows:

A.	The Presenting Agent will advise the Company by telephone and confirm in writing (including facsimile) the following settlement information with respect to each Certificated Note:

1.	Exact name in which the Certificated Note is to be registered (the Registered Owner).

2.	Exact address or addresses of the Registered Owner for delivery, notices and payments of principal and interest.

3.	Taxpayer identification number of the Registered Owner.

4.	Principal amount of the Certificated Note or, in the event an indexed note or an Asset Linked Note is issued, the specified index or underlying asset, if any, the method of calculating the principal amount due at Maturity and any other relevant provisions relating thereto.

5.	Denomination of the Certificated Note.

6.	Fixed Rate Note:

(a)	interest rate;

(b)	interest payment dates;

(c)	exchange rate agent; and

(d)	record dates.

Floating Rate Note:

(a)	interest rate basis;

(b)	initial interest rate;

(c)	spread or spread multiplier, if any;

(d)	interest rate reset dates;

(e)	interest rate reset period;

(f)	interest payment dates;

(g)	interest payment period;

(h)	index maturity;

(i)	calculation agent;

(j)	exchange rate agent;

(k)	maximum interest rate, if any;

(l)	minimum interest rate, if any;

(m)	calculation date;

(n)	interest determination dates; and

(o)	record dates.

Indexed Notes or Asset Linked Notes (each as applicable):

(a)	reference interest rate;

(b)	base interest rate;

(c)	interest payment dates;

(d)	determination agent;

(e)	exchange rate agent;

(f)	initial spot rate;

(g)	initial interest rate;

(h)	settlement currency;

(i)	index, currency or commodity;

(j)	base currency;

(k)	divisor;

(l)	base rate;

(m)	indexed component;

(n)	option factor;

(o)	maximum adjustment; and

(p)	type (futures or option).

7.	Price to public of the Note.

8.	Trade date.

9.	Settlement Date (Original Issue Date).

10.	Stated Maturity.

11.	Specified currency(ies).

12.	Amortization provisions, if any.

13.	Redemption, repayment and extension terms, if any.

14.	Sinking fund terms, if any.

15.	Original Issue Discount and related provisions, if any.

16.	Net proceeds to the Company.

17.	Presenting Agent’s commission determined as provided in the Distribution Agreement.

18.	Currency or currency unit in which the Note is to be denominated.

19.	Wire transfer instructions.

20.	Any other relevant provisions relating to the Note, including as set forth in the form pricing supplement.

B.	The Company shall provide in writing or by electronic transmission (including facsimile) to the Trustee, the Authenticating Agent, the Security Registrar and the Paying Agent the above settlement information received from the Presenting Agent and shall cause the Security Registrar to issue, and the Authenticating Agent to authenticate and deliver, Notes. The Company shall provide to the Trustee, the Authenticating Agent, the Security Registrar, the Paying Agent and the Presenting Agent a copy of the applicable Pricing Supplement.

C.	The Security Registrar will complete the pre-printed four-ply Certificated Note packet (with the Authenticating Agent authenticating the Note) containing the following documents in forms approved by the Company, the Presenting Agent, the Authenticating Agent, the Security Registrar and the Paying Agent:

1.	Certificated Note with Presenting Agent’s customer confirmation.

2.	Stub l — for Security Registrar.

3.	Stub 2 — for Presenting Agent.

4.	Stub 3 — for the Company.

D.	With respect to each trade, the Security

Registrar will deliver the Certificated Note and Stub 2 thereof to the Presenting Agent at the applicable Agent’s Address. The Security Registrar will keep Stub 1. The Presenting Agent will acknowledge receipt of the Certificated Note through a broker’s receipt and will keep Stub 2. Delivery of the Certificated Note will be made only against such acknowledgement of receipt. Upon determination that the Certificated Note has been authorized, delivered and completed as aforementioned, the Presenting Agent will wire the net proceeds of the Note after deduction of its applicable commission in immediately available funds to the Company pursuant to standard wire instructions given by the Company.

E.	Unless purchasing the Note as principal, the Presenting Agent will deliver the Certificated Note (with confirmations), as well as a copy of the Prospectus, Prospectus Supplement and applicable Pricing Supplement to the purchaser against payment in immediately available funds. Such Prospectus, Prospectus Supplement and applicable Pricing Supplement shall be delivered by the Presenting Agent upon the earlier of the delivery of the Certificated Note or the delivery of the confirmation.

The Agent, if purchasing the Note as principal, shall make payment in immediately available funds upon its receipt of the Certificated Note.

F.	The Security Registrar will send Stub 3 to the Company by first-class mail.

Settlement Procedures Timetable:	For offers accepted by the Company, Settlement Procedures A through F set forth above shall be completed on or before the respective times set forth below:

Settlement
Procedure	Time
A-B	3:00 p.m. on the Business Day before the Settlement Date

C-D	2:15 p.m. on the Settlement Date

Settlement
Procedure	Time
E	3:00 p.m. on the Settlement Date

Settlement
Procedure	Time
F	5:00 p.m. on the Settlement Date

Failure to Settle:	In the event that a purchaser of a Certificated Note from the Company shall either fail to accept delivery of or to make payment for a Certificated Note on the Settlement Date, the Presenting Agent will forthwith notify the Security Registrar, the Trustee, the Paying Agent, the Authenticating Agent and the Company by telephone, confirmed in writing, and return the Certificated Note to the Security Registrar.

The Security Registrar, upon receipt of the Certificated Note from the Presenting Agent, will immediately advise the Company, and the Company will promptly arrange to credit the account of the Presenting Agent in an amount of immediately available funds equal to the amount previously paid by such Presenting Agent in settlement for the Note. Such credit will be made on the Settlement Date if possible, and in any event not later than the Business Day following the Settlement Date; provided that the Company has received notice on the same day in sufficient time to make such payment in accordance with its normal procedures. If such failure shall have occurred for any reason other than failure by such Presenting Agent to perform its obligations hereunder or under the Distribution Agreement, the Company will reimburse such Presenting Agent on an equitable basis for its loss of the use of funds during the period when the funds were credited to the account of the Company. Immediately upon receipt of the Note in respect of which the failure occurred, the Security Registrar will cancel the Note and deliver it to the Company, make appropriate entries in its records to reflect the fact that the Note was never issued, and accordingly notify the Company in writing.

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